Exhibit 99.(a)(1)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Rio Tinto Offer, you should consult with your investment dealer, broker, lawyer or other professional advisor. Questions or requests for assistance concerning the information in this document may be directed to the information agents at their addresses and telephone numbers as set forth on the back cover of this Directors’ Circular.

DIRECTORS’ CIRCULAR
RECOMMENDING
ACCEPTANCE
OF THE OFFER BY
RIO TINTO CANADA HOLDING INC.
an indirect wholly-owned subsidiary of
RIO TINTO PLC

TO PURCHASE ALL OF THE COMMON SHARES
OF
ALCAN INC.

Your Board of Directors unanimously recommends that you

ACCEPT

the Rio Tinto Offer and

DEPOSIT

your Alcan Common Shares under the Rio Tinto Offer

24 July 2007

Notice to United States Shareholders:

The Rio Tinto Offer is in respect of securities of a Canadian issuer. The enforcement by United States shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.

24 July 2007

Dear Fellow Alcan Shareholder:

On 12 July 2007, Alcan and Rio Tinto announced a recommended offer by Rio Tinto to acquire all of the issued and outstanding Alcan Common Shares at a price of US$101 per share payable in cash.

The Rio Tinto Offer values Alcan at US$38.1 billion and represents a premium of 65.5 per cent to Alcan’s NYSE closing share price of US$61.03 on 4 May 2007, the then all-time high prior to the launch of the Alcoa Offer (since withdrawn). It also represented a premium of 32.8 per cent to the implied value of the Alcoa Offer of US$76.03, based on Alcoa’s closing share price on 11 July 2007, the day prior to Alcoa’s withdrawal of its offer.

The agreed transaction with Rio Tinto is the outcome of a rigorous and thorough process conducted by the Alcan Board. The Board and its Strategic Committee, with the assistance of management and Alcan’s financial and legal advisors, carefully considered all available options before agreeing to support and recommend acceptance of the Rio Tinto Offer.

The Rio Tinto Offer provides compelling value to Alcan Shareholders while remaining true to our core principles and responsibilities as a leading corporate citizen. In addition to a very attractive all-cash premium, this transaction offers Alcan Shareholders a clear path to completion given the relatively limited operational overlap between Alcan and Rio Tinto and both companies’ commitment to an expeditious close of the transaction.

Importantly, Rio Tinto has agreed to meet Alcan’s existing business and social commitments to Quebec and Canada. The Alcan Board has therefore determined that the offer meets the terms of our Continuity Agreement with the Government of Quebec.

The combined aluminum product group, to be named Rio Tinto Alcan, will be a new global leader in the aluminum industry with large scale, long life, low cost assets worldwide. The combined group’s access to significant bauxite reserves, competitive alumina refining, low cost hydro power, leading smelter technology, and a deep and diverse talent pool provides an excellent position from which to capitalize on the favourable demand fundamentals of the aluminum industry. Rio Tinto Alcan will continue to have a strong portfolio of growth projects.

Some additional features of the offer include:

•	The creation of the Rio Tinto Alcan Foundation in Canada, which will have an endowment of C$200 million built up over a five-year period;

•	Alcan’s chief executive officer, Dick Evans, will become chief executive of the combined aluminum product group, Rio Tinto Alcan, to be based in Montreal;

•	Rio Tinto will add three new members to its board of directors: two current non-executive members of the Alcan Board as well as Dick Evans;

•	Rio Tinto will establish a Canada Forum to advise its board on Canadian economic, political and social issues; and

•	Rio Tinto will appoint an advisor from Alcan’s existing group of non-executive directors to assist in relation to business developments in France.

In addition, Rio Tinto intends to maintain a prudent financial policy in a manner consistent with its obligations to its stakeholders including shareholders, employees, customers and communities in which it operates.

The Alcan Board has unanimously determined that the Rio Tinto Offer is fair, from a financial point of view, to the Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders and unanimously recommends that Alcan Shareholders accept the Rio Tinto Offer and deposit their Alcan Common Shares under the Rio Tinto Offer.

Sincerely,

L. Yves Fortier
Chairman of the Board of Alcan Inc.

QUESTIONS AND ANSWERS ABOUT
THE RIO TINTO OFFER

Why am I receiving this Directors’ Circular?

On 12 July 2007, Alcan entered into a Support Agreement with Rio Tinto Canada and Rio Tinto pursuant to which the Rio Tinto Offer is being made. On 24 July 2007, Rio Tinto Canada commenced the Rio Tinto Offer. This Directors’ Circular contains the Board’s recommendation to Alcan Shareholders to accept the Rio Tinto Offer.

What is the Rio Tinto Offer?

Under the terms of the Rio Tinto Offer, Rio Tinto Canada is offering to purchase all of the issued and outstanding Alcan Common Shares for a consideration of $101 (equivalent to CDN$105.44 based on the noon rate as quoted by the Bank of Canada on 20 July 2007) per Alcan Common Share in cash (less any applicable withholding taxes and without interest). See “Offer — The Offer” in the Rio Tinto Circular.

Should I accept the Rio Tinto Offer?

The Board unanimously recommends that Alcan Shareholders ACCEPT the Rio Tinto Offer and DEPOSIT their Alcan Common Shares under the Rio Tinto Offer.

How do I accept the Rio Tinto Offer?

To accept the Rio Tinto Offer you should either (i) complete and sign the Letter of Transmittal accompanying the Rio Tinto Circular (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Alcan Common Shares, and any other required documents, to Computershare Investor Services Inc. at any of its offices specified in the Letter of Transmittal, (ii) deposit your Alcan Common Shares under the Rio Tinto Offer pursuant to the procedures for book-entry transfer set forth in the section of the Rio Tinto Circular entitled “Offer — Manner of Acceptance,” or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Alcan Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to deposit your Alcan Common Shares under the Rio Tinto Offer.

If you wish to deposit your Alcan Common Shares under the Rio Tinto Offer and (i) the certificates representing your Alcan Common Shares are not immediately available, (ii) you cannot deliver the certificates and all other required documents to Computershare Investor Services Inc. before the expiration of the offer, including any extensions thereto, (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, or (iv) the Separation Time (as defined in the Rights Plan) has occurred before the expiration of the offer, including any extensions thereto, but certificates evidencing rights under the Rights Plan have not been distributed to Alcan Shareholders before the expiration of the offer, including any extensions thereto, your Alcan Common Shares may nevertheless be validly deposited under the Rio Tinto Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery accompanying the Rio Tinto Circular. See the section of the Rio Tinto Circular entitled “Offer — Manner of Acceptance”.

Why does the Board believe that the Rio Tinto Offer should be accepted?

The Board believes that the Rio Tinto Offer is fair, from a financial point of view, to Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders. The Board’s reasons include considerations as to, among others, the amount and form of the Rio Tinto Offer consideration, the control premium, other available strategic options, opinions of Alcan’s financial advisors, compliance with the Continuity Agreement requirements and the likelihood of completion of the Rio Tinto Offer.

A summary of the reasons for the unanimous recommendation of the Board is included on pages 1 to 4 of this Directors’ Circular.

How long do I have to decide whether to deposit my Alcan Common Shares under the Rio Tinto Offer?

You have until the expiration time of the Rio Tinto Offer to deposit your Alcan Common Shares. The Rio Tinto Offer will be open for acceptance until 6:00 p.m., Eastern Time, on 24 September 2007, unless extended or withdrawn by Rio Tinto Canada. The Rio Tinto Offer is conditional upon, among other things, the receipt of various governmental and regulatory approvals, certain of which Rio Tinto Canada does not expect to receive prior to 24 September 2007.

i

Accordingly, Rio Tinto Canada currently intends to extend the Rio Tinto Offer beyond 24 September 2007 while regulatory approvals are pending. Rio Tinto will publicly announce all extensions to the Rio Tinto Offer. See “Offer — Time for Acceptance” in the Rio Tinto Circular.

If I accept the Rio Tinto Offer, when will I be paid?

If the conditions of the Rio Tinto Offer are satisfied or waived, Rio  Tinto Canada will take up and pay for all of the Alcan Common Shares deposited under the Rio Tinto Offer as soon as reasonably practicable and, in any event, no later than two business days following the time at which Rio Tinto Canada becomes entitled to do so. See “Offer — Take Up of, and Payment for, Deposited Alcan Common Shares” in the Rio Tinto Circular.

Who do I ask if I have more questions?

The Board recommends that you read the information contained in this Directors’ Circular and the Rio Tinto Circular. You should contact the information agents retained by Alcan with any questions or requests for assistance you might have. The information agents may be reached at:

In Canada (and elsewhere outside the United States):	In the United States:
Georgeson	Innisfree M&A
North American Toll Free Number: (888) 605-7629	Toll Free Number: (877) 825-8964
European Union Free Call: 00 800 6540 6540	Banks and Brokers Call Collect: (212) 750-5833
Australia Free Call: 1 800 216 071

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains, among other things, the unanimous recommendation of the Board of Directors of Alcan that Alcan Shareholders accept the Rio Tinto Offer and deposit their Alcan Common Shares under the Rio Tinto Offer. This Directors’ Circular, including the discussion of the reasons for the Board’s recommendation, contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934, as amended) that are based on expectations, estimates and projections as of the date of this Directors’ Circular. Such forward-looking statements can be found in, among other sections, “Unanimous Recommendation of the Board” and “Reasons for the Board’s Recommendation”. Terms such as “believes”, “expects”, “may”, “will”, “could”, “should”, “anticipates”, “estimates”, “intends” and “plans” and the negatives of and variations on terms such as these signify forward-looking statements. All statements that address Alcan’s expectations or projections about the future, including statements about the likelihood of completion of the Rio Tinto Offer and Rio Tinto’s means to support Alcan’s ongoing growth and commitments, are forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements in this Directors’ Circular. In addition to being subject to a number of assumptions, forward-looking statements in this Directors’ Circular are subject to the risks identified in the filings by Alcan with the United States Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities (“CSAs”), including Alcan’s Annual Report on Form 10-K for the year ended 31 December 2006 and subsequent quarterly reports on Form 10-Q.

Alcan specifically disclaims any obligation to update the forward-looking statements that are contained, or incorporated by reference, in this Directors’ Circular, except in accordance with applicable securities laws. These forward-looking statements should not be relied upon as representing Alcan’s or the Board’s views as of any date subsequent to the date of this Directors’ Circular. Although Alcan has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors and security holders may obtain copies of the public filings made from time to time by Alcan with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Alcan may be obtained free of charge by contacting Alcan’s media or investor relations departments or on Alcan’s website at www.alcan.com. Filings made by Alcan with the CSAs are available free of charge at www.sedar.com.

CURRENCY

All dollar references in this Directors’ Circular are in U.S. dollars unless otherwise indicated.

EXCHANGE RATE INFORMATION

The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for the period indicated and, the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	Six Months
	Ended	Year ended 31 December
	30 June 2007	2006	2005	2004

High	1.1853	1.1726	1.2704	1.3968
Low	1.0580	1.0990	1.1507	1.1774
Rate at end of period	1.0634	1.1653	1.1659	1.2036
Average rate per period	1.1348	1.1342	1.2116	1.3015

On 20 July 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was CDN$1.0440.

SUMMARY

The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. Information about the Rio Tinto Offer is intended to be a summary and is qualified in its entirety by reference to the Rio Tinto Circular. All capitalized terms in the summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular.

The Rio Tinto Offer:	Rio Tinto Canada Holding Inc. has offered to purchase all of the issued and outstanding Alcan Common Shares for a consideration of $101 (equivalent to CDN$105.44 based on the noon rate as quoted by the Bank of Canada on 20 July 2007) per Alcan Common Share in cash (less any applicable withholding taxes and without interest).

The Rio Tinto Offer is open for acceptance until 6:00 p.m. (Eastern Time) on 24 September 2007, unless extended or withdrawn by Rio Tinto Canada Holding Inc.

The Offeror:	The offeror, Rio Tinto Canada Holding Inc., is an indirect wholly-owned subsidiary of Rio Tinto plc.

Favourable Recommendation:	The Board has unanimously determined that the Rio Tinto Offer is fair, from a financial point of view, to Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders and unanimously recommends that Alcan Shareholders ACCEPT the Rio Tinto Offer and DEPOSIT their Alcan Common Shares under the Rio Tinto Offer.

Reasons for the Recommendation:	The recommendation of the Board that Alcan Shareholders ACCEPT the Rio Tinto Offer and DEPOSIT their Alcan Common Shares under the Rio Tinto Offer is based on a number of reasons including the following:

•  Attractive Offer: The Rio Tinto Offer represents a 65.5% premium to the NYSE closing price of the Alcan Common Shares on 4 May 2007, the then all-time high preceding the launch by Alcoa of the Alcoa Offer (since withdrawn). It also represents a premium of 32.8% to the Implied Offer Price of the Alcoa Offer based on the closing share price for Alcoa Shares on 11 July 2007, the trading day immediately preceding the announcement of the Rio Tinto Offer and the withdrawal of the Alcoa Offer.

• Cash Consideration: The all-cash consideration offered in the Rio Tinto Offer permits Alcan Shareholders to realize promptly a fair value for their Alcan Common Shares without being subject to the risks inherent in Alcan’s business plan or to market risks inherent in partial-cash offers such as the Alcoa Offer (since withdrawn) or any non-cash offer.

• Valuation: The Rio Tinto Offer consideration fairly compensates Alcan Shareholders for the value in Alcan’s extremely attractive asset base (including its wholly-owned power generation facilities and low-cost aluminum smelting capacity), technology, strategic capabilities and growth prospects.

• Control Premium: The Rio Tinto Offer consideration reflects an appropriate premium for control of Alcan compared to premiums offered in recent global and Canadian metals and mining change-of-control transactions.

• Other Options Were Appropriately Pursued and Evaluated: The Board and its Strategic Committee, with the assistance of management and Alcan’s financial and legal advisors, rigorously pursued and carefully considered available options before agreeing to support and recommend the Rio Tinto Offer.

Reasons for the Recommendation (continued):	• Fairness Opinions: Alcan’s financial advisors (Morgan Stanley, JPMorgan and RBC Capital Markets) and the Strategic Committee’s financial advisor (UBS) each provided a fairness opinion dated 11 July 2007 to the Board and to the Board and the Strategic Committee, respectively, to the effect that, as at such date and based upon and subject to the limitations, assumptions made, procedures followed, matters considered, and limitations on the review undertaken in rendering such opinions, the consideration to be received by Alcan Shareholders in the Rio Tinto Offer was fair, from a financial point of view, to such shareholders (other than Rio Tinto). The financial advisors’ opinions were provided for the benefit of the Alcan Board and/or the Strategic Committee in connection with and for the purpose of its evaluation of the $101 per share consideration from a financial point of view, do not address any other aspect of the Rio Tinto Offer and do not constitute a recommendation to any Alcan Shareholder as to whether to accept the offer or how they should otherwise act with respect thereto.

• Continuity Agreement: The Board, assisted by the ad hoc Canada and Quebec Committees established by the Board pursuant to the Continuity Agreement, has unanimously determined that there is no reasonable basis to believe that Alcan’s commitments to the health and prospects of the economy and society of Quebec (as defined in the Continuity Agreement) would be diminished or put at risk in any material respect by the completion of the Rio Tinto Offer or that there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Quebec. This enhances the likelihood of completion of the Rio Tinto Offer in accordance with its terms.

• Likelihood of Completion: Rio Tinto Canada’s obligation to complete the Rio Tinto Offer is subject to a limited number of conditions that the Board believes are reasonable under the circumstances. Moreover, Rio Tinto and Rio Tinto Canada have committed in the Support Agreement to sell or dispose of such assets or businesses as may be required to be divested or take other required action in order to obtain competition/antitrust regulatory clearances. Given the scope of the conditions to the Rio Tinto Offer as well as strong commitments by Rio Tinto with respect to the completion of the Rio Tinto Offer, the limited number of antitrust and foreign investment review risks and uncertainties, both as to timing and ultimate outcome, the Continuity Agreement-related commitments of Rio Tinto and Rio Tinto Canada, and the Board’s determination that the requirements of the Continuity Agreement have been met, the Rio Tinto Offer is likely to be completed in accordance with its terms and within a reasonable time, with a closing currently expected in the fourth quarter of 2007.

• Protection Against Rio Tinto Shareholder Approval Risk: By means of termination or expense fees payable to Alcan in certain circumstances relating to the required Rio Tinto Shareholder Meeting, the Support Agreement fairly compensates Alcan for the limited risk associated with the Rio Tinto shareholder approvals.

• Ability to Respond to Superior Proposals: The Board maintains the ability to consider and respond, in certain circumstances and in accordance with its fiduciary duties, to unsolicited proposals that are or could be more favourable to Alcan Shareholders. The termination fee payable to Rio Tinto in certain circumstances involving a Superior Proposal is, in the Board’s judgment, reasonable in the context of break-up fees negotiated in other transactions and the particular circumstances of the Rio Tinto Offer.

v

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (the “Board”) of Alcan Inc. (“Alcan”) in relation to the offer (the “Rio Tinto Offer”), commenced 24 July 2007, by Rio Tinto Canada Holding Inc. (“Rio Tinto Canada”), an indirect wholly-owned subsidiary of Rio Tinto plc (“Rio Tinto”), to acquire all of the issued and outstanding common shares of Alcan, together with the associated rights (the associated rights together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Rights Plan, for a consideration of $101 (equivalent to CDN$105.44 based on the noon rate as quoted by the Bank of Canada on 20 July 2007) per Alcan Common Share in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Rio Tinto Offer and Rio Tinto Canada’s accompanying takeover bid circular (the “Rio Tinto Circular”).

The Rio Tinto Offer is made pursuant to the terms of a support agreement (the “Support Agreement”) dated 12 July 2007 among Alcan, Rio Tinto Canada and Rio Tinto, as amended on 20 July 2007 with effect as of 12 July 2007, and will be open for acceptance until 6:00 p.m. (Eastern Time) on 24 September 2007, unless extended or withdrawn.

ALCAN

Alcan was incorporated on 3 June 1902 and is a corporation with limited liability organized under the Canada Business Corporations Act with its headquarters and registered office in Montreal, Canada. Alcan is the parent company of an international group involved in many aspects of the aluminum, engineered products and packaging industries. Through subsidiaries, joint ventures and related companies around the world, the activities of Alcan include bauxite mining, alumina refining, production of specialty alumina, aluminum smelting, manufacturing and recycling, engineered products, flexible and specialty packaging, and related research and development. On 31 December 2006, Alcan employed approximately 64,700 people in 61 countries and regions, excluding 3,300 people employed in joint ventures.

The Alcan Common Shares are traded on the TSX, the NYSE and the Swiss Stock Exchange under the symbol “AL”, on the London Stock Exchange under the symbol “AAN”, and on Euronext Paris under the symbol “ALC”.

UNANIMOUS RECOMMENDATION OF THE BOARD

The Board has unanimously determined that the Rio Tinto Offer is fair, from a financial point of view, to the Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders and unanimously recommends that Alcan Shareholders ACCEPT the Rio Tinto Offer and DEPOSIT their Alcan Common Shares under the Rio Tinto Offer.

Alcan Shareholders should consider the Rio Tinto Offer carefully and come to their own conclusions as to whether to accept it. Alcan Shareholders who are in doubt as to how to respond to the Rio Tinto Offer should consult their own investment dealer, broker, lawyer or other professional advisor. Alcan Shareholders are advised that acceptance of the Rio Tinto Offer may have tax consequences including the realization of a capital gain (or capital loss) computed in the manner described in the Rio Tinto Circular. Alcan Shareholders should consult their own tax advisors as to any consequences of their acceptance or rejection of the Rio Tinto Offer.

REASONS FOR THE BOARD’S RECOMMENDATION

The Board has, with the benefit of advice from management, Alcan’s financial and legal advisors and the views and recommendations of its Strategic Committee and its ad hoc Canada and Quebec Committees (established pursuant to the Continuity Agreement to review the compliance of Rio Tinto’s acquisition proposal with the requirements of Section 3 of the Continuity Agreement), carefully reviewed and considered the Support Agreement and the Rio Tinto Offer. After careful deliberation, on 11 July 2007, the Board unanimously determined that the Rio Tinto Offer is fair, from a financial point of view, to Alcan Shareholders and that the Support Agreement and the Rio Tinto Offer are in the best interests of Alcan and the Alcan Shareholders. The principal reasons for the unanimous recommendation of the Board to Alcan Shareholders that they ACCEPT the Rio Tinto Offer and DEPOSIT their Alcan Common Shares under the Rio Tinto Offer are set forth below.

Attractive Offer

The Rio Tinto Offer represents a 65.5% premium to the New York Stock Exchange (“NYSE”) closing price of the Alcan Common Shares on 4 May 2007, the then all-time high preceding the launch by Alcoa Inc. (“Alcoa”) of its unsolicited offer (since withdrawn) to purchase all of the issued and outstanding Alcan Common Shares for (i) $58.60 in cash plus (ii) 0.4108 of an Alcoa share per Alcan Common Share (the “Alcoa Offer”). It also represents a premium of 32.8% to the Implied Offer Price of the Alcoa Offer (being the amount that is equal to (i) $58.60 plus (ii) 0.4108 multiplied by the closing price of the Alcoa shares as on a given date on the NYSE) based on the closing share price for Alcoa shares on 11 July 2007 on the NYSE, the trading day immediately preceding the announcement of the Rio Tinto Offer and the withdrawal of the Alcoa Offer.

Cash Consideration

The all-cash consideration offered in the Rio Tinto Offer permits Alcan Shareholders to realize promptly a fair value for their Alcan Common Shares without being subject to risks inherent in Alcan’s business plan or market risks inherent in partial-cash offers such as the Alcoa Offer (since withdrawn) or any non-cash offer.

Valuation

The Rio Tinto Offer consideration fairly compensates Alcan Shareholders for the value in Alcan’s extremely attractive asset base, including its wholly-owned power generating facilities, low-cost aluminum smelting capacity, strategic bauxite and alumina mining and refinery portfolio, valuable downstream Engineered Products and Packaging businesses and industry leading AP smelting technology. The Rio Tinto Offer consideration also reflects the value in Alcan’s strategic capabilities and growth prospects.

Control Premium

The Rio Tinto Offer consideration reflects an appropriate premium for control of Alcan compared to premiums offered in recent global and Canadian metals and mining change-of-control transactions. As noted in the Board’s Directors’ Circular dated 22 May 2007 in response to the Alcoa Offer, average precedent takeover premiums over unaffected stock price in significant unsolicited metals and mining global and Canadian transactions since 1 January 2000 (based on publicly available information) were 54% and 59%, respectively. The Rio Tinto Offer represents a 82.4% premium over Alcan’s 30-day average trading day closing price of $55.38 on the NYSE prior to the announcement of the Alcoa Offer.

Other Options Were Appropriately Pursued and Evaluated

The Board and its Strategic Committee, with the assistance of management and Alcan’s financial and legal advisors, considered and conducted a thorough review of strategic opportunities reasonably available to Alcan, including remaining an independent company and pursuing its current strategic plan, pursuing acquisitions, pursuing strategic joint ventures with third parties, or pursuing sales and divestitures to third parties or to consortiums of buyers, in each case taking into consideration the potential rewards, risks and uncertainties associated with those other options, before agreeing to support and recommend the Rio Tinto Offer.

Fairness Opinions

Alcan’s lead financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), as well as J.P. Morgan Securities Inc. (“JPMorgan”), RBC Dominion Securities Inc. (“RBC Capital Markets”), and the Strategic Committee’s financial advisor, UBS Securities Canada Inc. (“UBS”), have each provided a written fairness opinion dated 11 July 2007 to the Board and to the Board and the Strategic Committee, respectively, to the effect that, as at such date and based upon and subject to the limitations, assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinions, the consideration to be received by Alcan Shareholders in the Rio Tinto Offer was fair, from a financial point of view, to such shareholders (other than Rio Tinto). A copy of each of the opinions of Morgan Stanley, JPMorgan, RBC Capital Markets and UBS is attached to this Directors’ Circular as Schedule B.

The Board recommends that you read each of the opinions carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinions of the financial advisors do not constitute recommendations to Alcan Shareholders as to whether they should accept the Rio Tinto Offer or how they should otherwise act with respect thereto.

Continuity Agreement

In connection with the Support Agreement, Rio Tinto and Rio Tinto Canada have given assurances and evidence and made commitments to the Board and to the Government of Quebec relating to the conditions set out in Section 3 of the Continuity Agreement dated as of 13 December 2006, between Alcan and the Government of Quebec. Among the commitments made by Rio Tinto and Rio Tinto Canada are undertakings to maintain the head office and principal place of business of the Rio Tinto Alcan combined aluminum product group, Rio Tinto Alcan, in Quebec, to appoint as chief executive of Rio Tinto Alcan the current Chief Executive Officer (“CEO”) of Alcan, Richard B. Evans, to appoint Mr. Evans and two current non-executive Alcan directors to the Rio Tinto board of directors, and to establish a Canada Forum based in Montreal to advise the Rio Tinto board of directors on Canadian political, economic and social issues. Rio Tinto will also appoint an advisor from Alcan’s existing group of non-executive directors to assist in relation to business developments in France. In addition, Rio Tinto and Rio Tinto Canada have undertaken to maintain the same level and quality of commitments in Quebec to socio-economic programmes, regional development and employment as currently exist at Alcan, and intends to maintain a prudent financial policy in a manner consistent with its obligations to its stakeholders including shareholders, employees, customers and communities in which it operates.

Based in part on those commitments and evidence submitted by Rio Tinto as to the reputation, character and ethical standards of Rio Tinto, its business practices and its personnel, the ad hoc Canada and Quebec Committees established by the Board in accordance with the Continuity Agreement determined that there is no reasonable basis to believe that Alcan’s commitments to the health and prospects of the economy and society of Quebec (as defined in the Continuity Agreement) would be diminished or put at risk in any material respect by the completion of the Rio Tinto Offer or that there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Quebec and recommended that the Board should so determine. The Board did make this determination and notified Rio Tinto. On 12 July 2007, Rio Tinto notified the Government of Quebec accordingly. The Government of Quebec’s response, if any, is expected on or about 9 August 2007.

Given the Board’s positive determination, the Board believes that the likelihood of completion of the Rio Tinto Offer is enhanced.

Likelihood of Completion

Rio Tinto Canada’s obligation to complete the Rio Tinto Offer is subject to a limited number of conditions that the Board believes are reasonable under the circumstances. Moreover, Rio Tinto and Rio Tinto Canada have committed to sell or dispose of such assets or businesses as may be required to be divested or take other required action in order to obtain competition/antitrust regulatory clearances. Given the scope of the conditions to the Rio Tinto Offer as well as the strong commitments by Rio Tinto with respect to the completion of the Rio Tinto Offer, the limited number of antitrust and foreign investment review risks and uncertainties, both as to timing and ultimate outcome, the Continuity Agreement-related commitments of Rio Tinto and Rio Tinto Canada, and the Board’s determination that the conditions to the Continuity Agreement have been met, the Rio Tinto Offer is likely to be completed in accordance with its terms and within a reasonable time, with a closing currently expected in the fourth quarter of 2007.

Protection Against Rio Tinto Shareholder Approval Risk

By means of termination or expense fees payable to Alcan in certain circumstances relating to the holding and outcome of the required Rio Tinto Shareholder Meeting (equivalent in size to the termination fee payable to Rio Tinto in circumstances discussed below), the Support Agreement fairly compensates Alcan for the limited risk associated with the Rio Tinto shareholder approvals.

Ability to Respond to Superior Proposals

Under the Support Agreement, the Board maintains the ability to consider and respond, in certain circumstances and in accordance with its fiduciary duties, to unsolicited proposals that are or could be more favourable to Alcan Shareholders. The termination fee payable to Rio Tinto in certain circumstances involving a Superior Proposal is, in the Board’s judgment, reasonable in the context of break-up fees negotiated in other transactions and the particular circumstances of the Rio Tinto Offer.

The foregoing summary of the reasons for the Board’s recommendation and the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated the various factors summarized above and other factors in light of their own knowledge of the business, financial condition and prospects of Alcan, and based upon the advice of management and Alcan’s financial and legal advisors and the recommendation of its Strategic Committee and ad hoc Canada and Quebec Committees. In view of the numerous factors considered in connection with their evaluation of the Rio Tinto Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after considering all of the information and factors involved.

FAIRNESS OPINIONS

Morgan Stanley, JPMorgan and RBC Capital Markets were retained as financial advisors to the Board and UBS was retained as a financial advisor to the Board and the Strategic Committee to assess the Rio Tinto Offer and to provide advice to the Board and to the Board and the Strategic Committee, respectively, in connection with the Rio Tinto Offer. Morgan Stanley, JPMorgan, RBC Capital Markets and UBS each delivered a written fairness opinion dated 11 July 2007 addressed to the Board and to the Board and the Strategic Committee, respectively, to the effect that as at such date and based upon and subject to the limitations, assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinions, the consideration to be received by Alcan Shareholders in the Rio Tinto Offer was fair, from a financial point of view, to such shareholders (other than Rio Tinto).

The full text of each of the written opinions of Morgan Stanley, JPMorgan, RBC Capital Markets and UBS is attached as Schedule B to this document. You are encouraged to read each of the opinions carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinions addressed only the fairness of the consideration to be received under the Rio Tinto Offer from a financial point of view and are directed to the Board, except for the UBS opinion which is also addressed to the Strategic Committee. The descriptions and the opinions do not constitute recommendations to any Alcan Shareholder as to whether they should accept the Rio Tinto Offer or how they should otherwise act with respect thereto. As described above, the fairness opinions taken as a whole were one of a number of factors taken into consideration by the Board and the Strategic Committee in making their determination to support the Rio Tinto Offer and recommend that Alcan Shareholders accept it.

Pursuant to the terms of their engagement letter with Alcan, each of Morgan Stanley, JPMorgan, RBC Capital Markets and UBS is to be paid a fee for its services as financial advisor, including a fee for its fairness opinion in the case of RBC Capital Markets. Alcan has also agreed to indemnify each of Morgan Stanley, JPMorgan, RBC Capital Markets, UBS and certain related parties against certain liabilities arising out of or in connection with its engagement. See “Persons or Assets Employed, Compensated or Used”.

RECENT DEVELOPMENTS

On 12 July 2007, following the announcement of the Rio Tinto Offer, Alcoa announced that it was withdrawing the Alcoa Offer.

BACKGROUND TO THE OFFER

The Board and management of Alcan have, as part of an ongoing strategic review, considered a range of strategic alternatives, including the continued execution of Alcan’s standalone operating plan and value-creating corporate transactions, such as acquisitions, joint-ventures and divestitures of non-core assets. These discussions have at various times involved various third parties. For purposes of this background, third parties are identified by letter (e.g. Company A, B, C, etc.). In addition, in relation to the Alcoa Offer, please refer to the “Background to the Alcoa Offer and Response of Alcan” in Alcan’s directors’ circular dated 22 May 2007.

On 10 October 2006, while at a meeting of the International Aluminium Institute in London, Mr. Richard B. Evans, Alcan’s President and CEO, was invited to meet with Mr. Leigh Clifford, the then-CEO of Rio Tinto at the latter’s offices in London. Another senior executive of Rio Tinto was also in attendance at the meeting. At this meeting, Mr. Clifford expressed an interest in combining the aluminum businesses of the two companies.

Rio Tinto’s expression of interest was discussed at a regularly scheduled meeting of the Board of Alcan held on 13 October 2006. Matters raised and discussed included the ability of Rio Tinto to finance a potential acquisition of Alcan, the features of the companies’ combined bauxite and alumina facilities, competition issues, Alcan’s own strategic plans and expectations as to the value that Rio Tinto might be prepared to offer. The Board also addressed the necessity of maintaining Alcan’s commitments to Canada and Quebec as a result of any potential acquisition of Alcan.

On 17 October 2006, Mr. Evans spoke by telephone with Mr. Clifford. During the call, Mr. Evans stated that Alcan would require clarification on certain points before proceeding with any exploratory talks concerning Rio Tinto’s expression of interest in a potential transaction.

On 24 October 2006, Mr. Evans and Mr. L. Yves Fortier, Chairman of Alcan, met with Mr. Clifford and Mr. Guy Elliott, Finance Director of Rio Tinto, in Paris. At this meeting, Rio Tinto expressed an interest in making a friendly all-cash offer for the Alcan Common Shares and indicated a preliminary, indicative per share value.

On 25 October 2006, the Board of Alcan met and discussed Rio Tinto’s interest in making a friendly all-cash offer. The Board concluded, among other things, that Rio Tinto’s indicative valuation was significantly below the value that would justify a supported offer. The Board directed that a reply to Rio Tinto be made to the effect that the Board was not persuaded by Rio Tinto’s indication of interest.

In addition to the discussions with Rio Tinto, Alcan engaged in normal course discussions with other third parties about potential corporate transactions. During the course of October 2006, Mr. Evans and Mr. McAusland, Executive Vice-President (“EVP”), Corporate Development and Chief Legal Officer of Alcan, met with senior executives at Company A and discussed the possibility of a strategic alignment and certain related issues being faced by Company A.

On 1 November 2006, Mr. Evans notified Mr. Clifford that the Board had determined that Rio Tinto’s proposed transaction was not of interest to Alcan at that time. Mr. Evans added that the Board had asked that he explore the feasibility of other forms of potential cooperation between the two companies.

On an intermittent basis, from early November 2006 to mid-March 2007, senior executives of both Alcan and Rio Tinto, including Messrs. Evans, McAusland, and Mr. Arvind Jain, Vice-President, Corporate Strategy of Alcan, and Messrs. Clifford and Elliott, Mr. Albanese, the newly-appointed CEO of Rio Tinto, as well as Mr. Phillip Strachan, Chief Financial Officer (“CFO”) of Rio Tinto Aluminium, engaged in several discussions in which Alcan suggested the idea of a possible asset combination as well as either a purchase of Rio Tinto’s aluminum assets by Alcan or a joint venture involving each company’s aluminum assets. Rio Tinto management, while noting the possibilities raised by such potential collaborations, stressed that the idea of a joint-venture involving Alcan’s aluminum smelting assets did not meet Rio Tinto’s needs for growth and capital redeployment. Throughout these discussions, Alcan management expressed the opinion that Alcan possessed excellent standalone prospects for generating shareholder value.

On 15 November 2006, Messrs. Evans and McAusland met with representatives of Company A in Paris.

On 7 December 2006, the Board was briefed on recent meetings with Rio Tinto as well as work done in relation to possible interests and opportunities involving other large diversified miners, aluminum and packaging companies, including discussions with Company A. After an in-depth discussion concerning various possible strategic alternatives, it was agreed by the Board that Alcan management would continue exploratory discussions with Rio Tinto in parallel with discussions with other potential counterparties to a strategic transaction.

On 20 March 2007, Messrs. Evans and McAusland as well as Mr. Michael Hanley, EVP and CFO of Alcan, met with Messrs. Clifford, Elliott and Albanese in Paris. Rio Tinto presented an indicative proposal, subject to due diligence, contemplating a transaction in which Rio Tinto would acquire all the outstanding Alcan Common Shares. The Alcan representatives did not express any commitment other than an undertaking to present the indicative proposal to Alcan’s Board. During this meeting, as well as during a subsequent phone call between Messrs. McAusland and Elliott on 21 March, Mr. Elliott advised that Rio Tinto was willing to enter into a standstill agreement, provided that Alcan would engage in exclusive discussions with Rio Tinto. Mr. McAusland conveyed that Alcan was not prepared to enter into exclusive discussions at that point.

On 22 March 2007, the Board of Alcan met and was presented with Rio Tinto’s indicative proposal. The Board determined that management should continue discussions with Rio Tinto and further refine its standalone strategic plan with a view to updating its estimate of Alcan’s potential intrinsic value and review other potential strategic transactions that Alcan could undertake.

On 28 March 2007, Mr. Evans called Mr. Clifford to advise him that Alcan’s Board had authorized management of Alcan to proceed cautiously with additional dialogue with Rio Tinto. It was further agreed that the chairmen of the two companies would contact each other.

Between 29 March and 11 April 2007, representatives of both Alcan and Rio Tinto discussed the potential terms of a confidentiality and standstill agreement. Though Rio Tinto expressed an interest in moving forward expeditiously, in particular with respect to due diligence investigations, Alcan insisted that Rio Tinto should enter into a confidentiality and standstill but that Alcan was not able to commit to the terms of exclusivity. Alcan further specified that it did not want to be bound by an imposed process and would only take actions consistent with the pursuit of the best interests of its shareholders.

On 11 April 2007, both parties signed a confidentiality agreement. Because the parties had not agreed on a standstill provision, only limited confidential information was provided. Later that day, Mr. McAusland met with Rio Tinto’s external legal counsel to discuss various aspects of the Continuity Agreement.

On 12 April 2007, Messrs. Evans, Hanley and McAusland spoke by telephone with Messrs. Clifford, Elliott and Albanese, and Mr. Trevor Mills, General Manager, Business Evaluation Department of Rio Tinto. The discussion focused on various aspects of the Continuity Agreement with Alcan management responding that social undertakings towards Quebec and Canada would be a crucial issue in any potential transaction.

On 13 April 2007, Mr. Hanley held a conference call with Messrs. Albanese and Mills, with the discussion centering on potential organizational issues concerning both companies.

On 14 April 2007, Mr. Fortier and Mr. Paul Tellier, a director of Alcan, met with Mr. Skinner and Sir Richard Sykes, a director of Rio Tinto, in New York. Mr. Fortier noted that Alcan was very confident in its future and that the Board was reviewing all of Alcan’s strategic options, including Rio Tinto’s indicative proposal. Mr. Skinner then reviewed the business and financial logic of Rio Tinto’s indicative written proposal, after which issues of board representation, headquarters, branding and human resources were discussed. Discussion also included the effects of the Continuity Agreement and the importance of protecting Quebec and Canadian interests.

On 16 April 2007, Messrs. Evans, Hanley and McAusland had another telephone conversation with Messrs. Clifford, Albanese, Elliott and Mills during which the social and governance aspects to any potential transaction were discussed. Mr. Evans also reiterated that the Board continued to evaluate strategic options, including standalone opportunities.

On 20 April 2007, Mr. Skinner sent a letter to Mr. Fortier in which he outlined Rio Tinto’s willingness to take into consideration the impact that a potential transaction would have on stakeholders in both Quebec and Canada.

On 25 April and 26 April 2007, at a regularly-scheduled Board meeting, the directors discussed the indicative written proposal of Rio Tinto, the related political and social issues as well as the directors’ responsibilities to act in the best interests of Shareholders. Mr. McAusland noted that the indicative written proposal did not appear to ascribe full value to Alcan’s assets. Mr. McAusland then presented certain standalone value-enhancing options, including the possible divestiture of Alcan’s Packaging business group. Certain other standalone options were also discussed. Management then presented its recommendation that the sale of the Packaging business group be made a priority and that the Board give management the authority to focus its efforts on that potential value-enhancing strategy. After further evaluation and discussions, the Board concluded the indicative proposal from Rio Tinto did not adequately value Alcan and decided to reject it but requested that management maintain open lines of communication. The consensus view of the Board was that Alcan had significant opportunity to increase shareholder value on a standalone basis and that more information should be compiled on available options including the potential sale of the Packaging business group.

On 1 May 2007, Mr. Fortier called Mr. Skinner to inform him of the decision of the Board not to pursue a transaction with Rio Tinto based on its indicative written proposal.

On 2 May 2007, Mr. Evans had a meeting with the CEO of Company A and several of his colleagues to discuss potential business combination opportunities.

On 7 May 2007, Alcoa announced its intention to launch a take-over bid for the Alcan Common Shares at a price per share of $58.60 in cash plus 0.4108 of an Alcoa common share.

Also on 7 May 2007, Mr. Albanese called Mr. Evans and conveyed the message that Rio Tinto was prepared to “come to the assistance” of Alcan in light of Alcoa’s announcement. Mr. Albanese emphasized that Rio Tinto would be prepared to move very quickly, most likely with a competitive all-cash offer. Mr. Albanese also expressed the view that Rio Tinto could position itself competitively as compared to the Alcoa Offer on issues such as competition and Continuity Agreement commitments.

On 8 May 2007, Mr. McAusland received a call from a senior executive at Company B, expressing an interest in engaging in exploratory discussions with Alcan.

On 9 May 2007, the Board met and discussed the creation of a Strategic Committee to consider, report and make recommendations to the Board in respect of the Alcoa Offer, and other alternatives that Alcan might be presented with or choose to pursue. The engagement of financial advisors and legal counsel was also addressed.

On 12 May 2007, Mr. Evans and Mr. Corey Copeland, Senior Vice-President, Investor and Corporate Relations of Alcan, met with Messrs. Albanese and Mills in New York. Mr. Albanese indicated that Rio Tinto was prepared to offer value that was measurably above that being offered in the Alcoa Offer. Messrs. Evans and Albanese also referred to a number of issues including commitments that Rio Tinto would have to make in order to meet Alcan’s current engagements to stakeholders in Quebec and Canada.

On 13 May 2007, the Board met again and discussed with management along with financial and legal advisors the Alcoa Offer and potential responses to that offer as well as the duties of directors in responding to such an offer. Mr. Evans updated the Board on recent discussions held with Mr. Albanese as well as with representatives of Company A. A high-level discussion then ensued on the merits of entering into various forms of combinations with either of Rio Tinto or Company A as well as possible strategic transactions with other potential parties. The Board also discussed the merits of standalone options.

The Board also established a Strategic Committee in order to consider, report and make recommendations to the Board respecting strategic alternatives that Alcan might be presented with or may choose to consider or pursue. The Strategic Committee met separately on 13 May 2007. The Board also formed the ad hoc Canada Committee and the ad hoc Quebec Committee for the purposes of reviewing any potential offer pursuant to the Continuity Agreement. The Board instructed Alcan management to continue its evaluation of various strategic alternatives, including further analysis of standalone alternatives available to Alcan and the attractiveness of various possible strategic transactions.

On 14 and 15 May 2007, Mr. Evans and Mr. Albanese, Mr. McAusland and Mr. Elliott as well as Mr. Fortier and Mr. Skinner each had conversations in which the Alcan representatives stated that Alcan was studying various options and strategic alternatives and would wait to engage in any due diligence until after Alcan had delivered its formal response to the Alcoa Offer.

On 17 and 19 May 2007, Alcan’s Strategic Committee and full Board, respectively, rejected the Alcoa Offer and approved the directors’ circular which was filed on 22 May. For more information on the Alcoa Offer, please refer to the “Background to the Alcoa Offer and Response of Alcan” in the Alcan’s directors’ circular dated 22 May 2007.

Between 17 May and 4 June 2007, Mr. McAusland and Mr. Elliott had several telephone conversations in which Mr. McAusland reiterated that Rio Tinto would need to enter into a meaningful standstill agreement in order to engage in more detailed due diligence and that, in light of the public process created by the Alcoa Offer, Alcan was not in a position to guarantee exclusivity. Issues relating to a possible due diligence process, once a standstill agreement was executed, were also discussed.

On 25 May 2007, a meeting of the Strategic Committee was held. Mr. McAusland updated the committee on recent contacts, whether directly or through the Alcan’s advisors, with officers from Company A, Company C and Company D, all of which were understood to be reviewing a possible transaction with Alcan. Mr. McAusland also noted that certain other parties had contacted representatives of Alcan’s financial advisors. Mr. Evans then updated the Strategic Committee as to his recent discussions with Rio Tinto.

The Strategic Committee addressed the strategy of having Alcan make an offer to acquire the shares of Alcoa, known as a “Pac Man”. The possibility of pursuing a Pac Man with a partner was discussed, but it was pointed out that the likelihood that a partnered Pac Man transaction would succeed was low and that there were substantial risks to shareholders. It was agreed that the advisors would nevertheless continue to review and develop the Pac Man option for further discussion with the Strategic Committee.

On 29 May 2007, Mr. Evans contacted the CEO of Company A to follow up on its expressed interest in a potential transaction with Alcan. The CEO of Company A noted that they remained interested in a merger-of-equals model.

On 31 May 2007, a meeting of the Strategic Committee was held. A discussion ensued concerning Alcan’s standalone plan as well as other alternatives.

On 1 June 2007, Mr. McAusland spoke by telephone with a senior executive of Company C, stating that Alcan would be willing to engage in a dialogue with Company C. Later on June 1, the CEO of Company C contacted Mr. Evans and indicated that Company C was interested to explore whether they could be of assistance to Alcan. It was agreed that both parties would meet on 12 June.

On 4 June 2007, Mr. Evans received a telephone call from the CEO of Company D who expressed an interest in engaging in a strategic transaction with Alcan.

On 5 June 2007, Mr. McAusland met with a senior executive of Company A, followed by a meeting on 6 June in the presence of each company’s financial advisors at which a variety of potential transaction models were explored.

On 7 June 2007, draft confidentiality and standstill agreements were sent to both Company A and Company D.

Also on 7 June 2007, Mr. Fortier met with Mr. Skinner of Rio Tinto who conveyed a proposal for a supported all-cash acquisition of its shares by Rio Tinto at a value significantly higher than the values of either Rio Tinto’s April proposal or the Alcoa Offer, together with commitments in relation to, inter alia, board composition, governance, headquarters issues, branding and undertakings consistent with the Continuity Agreement.

On 8 June 2007, a meeting of the Strategic Committee was held. The Strategic Committee discussed with management and its advisors the directors’ fiduciary duties. Management also updated the Strategic Committee on recent discussions it had had with potential financial sponsors as well as potential strategic partners, including Rio Tinto, Company A and Company D. The elements of a potential arrangement between Alcan and Rio Tinto were discussed. The Strategic Committee considered the elements of the Rio Tinto proposal, including the new proposed price which the Committee still considered to be unacceptable. The likely interests of Company C and Company B in a non-control transaction, whereby either would become a significant, but non-controlling, shareholder of Alcan were also considered. The Strategic Committee agreed with the view that execution of a transaction involving Company B faced certain significant challenges.

Also on 8 June 2007, Alcan and Financial Sponsor A entered into a confidentiality and standstill agreement.

On 10 June 2007, Mr. Fortier spoke with Mr. Skinner by telephone to update him on the Board’s review of Rio Tinto’s proposal, including that the price proposed was not sufficient. Also on 10 June, discussions continued with Rio Tinto with a view to executing a standstill agreement. During these discussions, Mr. Evans noted that Alcan had ongoing discussions with other parties.

On 11 June 2007, Messrs. McAusland and Jain as well as Mr. Marc Drouin, Vice-President, Corporate Development of Alcan, held a meeting with a senior executive of Company E in Montreal.

On 12 June 2007, Messrs. Evans and McAusland met with senior executives of Company C in New York to discuss a potential transaction between the two companies.

On 13 June 2007, Mr. McAusland met separately with senior executives of Company B and Company E in Montreal.

Also on 13 June 2007, Messrs. Evans, Albanese and Mills met in New York and discussed matters relating to a potential offer for Alcan by Rio Tinto, including issues of timeline and process steps, business alignment, communications strategy and human resources.

Also on 13 June 2007 Rio Tinto entered into a standstill agreement with Alcan. From 13 June to 18 June 2007, management presentations were made by certain senior Alcan Business Group and corporate staff to Rio Tinto’s senior management and advisors in meetings held in New York. Additional presentations by senior Alcan Business Group management were made to Rio Tinto management and advisors in Paris on 25 June.

On 14 June 2007, the CEO of Company A contacted Mr. Evans to further discuss matters relating to a combination.

Also on 14 June 2007, the Strategic Committee held a meeting at which management updated the Strategic Committee regarding recent discussions with Company A, Company B, Company C and Company E. The Strategic Committee discussed the pace adopted in the discussions with Rio Tinto and the challenges of continuing contemporaneous discussions with other parties.

On 15 June 2007, a senior executive of Company A contacted Mr. McAusland. The two discussed various potential transactions involving both companies, including a merger-of-equals and a competing cash and shares offer for Alcan.

Also on 15 June 2007, Messrs. Fortier and Tellier met with Mr. Skinner of Rio Tinto in New York. Discussion during the meeting covered, among others, governance and the Continuity Agreement.

On 16 June 2007, Mr. Evans met with a senior executive at Company C. The senior executive conveyed Company C’s preparedness to discuss a strategic transaction with Alcan.

On 19 June 2007, Company E entered into a confidentiality and standstill agreement.

Also on 19 June 2007, a telephone conference was held between Mr. McAusland and Mr. Elliott of Rio Tinto.

On 19 and 20 June 2007, Messrs. McAusland and Drouin as well as Mr. Rhodri Harries, Vice-President Finance and Treasurer of Alcan, met with senior executives from Company A in Montreal, along with each company’s financial advisors. These meetings were to further explore the merger transaction model developed by Company A and its advisors. At this time, Mr. McAusland explained Alcan’s view that the proposal had the substantive appearance of an acquisition and would need to be assessed as such.

On 20 June 2007, a meeting of the Strategic Committee was held to provide an update on process, including status of discussions with Company A, Company C and Company E. The Strategic Committee then continued its review and consideration of Alcan’s alternatives to a combination with Rio Tinto. Mr. Evans pointed out that all likely alternatives had been reviewed and stated that contacts had been made with all parties expected to have an interest in pursuing a transaction with Alcan under the current circumstances.

Also on 20 June 2007, a representative of Morgan Stanley, financial advisor to Alcan, met with senior executives of Company C to discuss the latter’s potential interest in a strategic transaction with Alcan.

On 21 June 2007, Mr. Drouin held a telephone conference with two senior executives of Company E along with Financial Sponsor A.

On 23 June 2007, Mr. Evans attended a meeting with Mr. Albanese of Rio Tinto in New York during which they addressed issues of branding, communication and due diligence.

On 27 June 2007, a meeting of the Strategic Committee was held. Mr. Evans referred to a recent exchange of correspondence with Mr. Alain Belda, CEO of Alcoa, which requested access for Alcoa to further information that it understood Alcan had made available to other parties. The Strategic Committee, having benefited from the views of its advisors, determined not to engage in discussions with Alcoa. Mr. Evans so advised Mr. Belda.

It was reported that Company D had not yet executed a confidentiality and standstill agreement previously sent to it. With respect to Company C, Mr. McAusland reported that it was now considering an all-cash offer for Alcan. A discussion ensued on the relative merits of potential offers by Company D compared to Company C. Concerning Company A, it was noted that discussions were no longer advancing in a satisfactory manner. With respect to Company E, Mr. McAusland stated that further meetings would take place shortly, but that a transaction with Company E, likely in the form of a strategic alliance with a major share position, remained a remote possibility, at least in terms of short-term feasibility, in the current circumstances.

On 28 and 29 June 2007, Messrs. Evans, McAusland and Drouin, along with other members of senior Alcan management met with representatives of Company E in Montreal to discuss a potential non-control transaction and explore mutual areas of cooperation in upstream operations.

Also on 28 June 2007, Alcan and Company C entered into a confidentiality and standstill agreement.

From 28 June to 1 July 2007, a series of discussions occurred between representatives of Alcan and Rio Tinto covering issues such as legal documentation, communications, process milestones and the Continuity Agreement.

On 29 June 2007, the CEO of Company C contacted Mr. Evans to convey Company C’s intention of pursuing a supported transaction for the full control of Alcan. Mr. Evans stressed that Company C would need to submit a formal offer by 4 and 5 July.

On 2 and 3 July 2007, management presentations were made by certain senior Alcan Business Group and corporate staff to senior management at Company C in meetings held in New York.

On 2 July 2007, Rio Tinto delivered to Alcan its formal offer for the purchase of all of the Alcan Common Shares. Senior management of Alcan convened during the evening of 2 July to evaluate the offer of Rio Tinto. At that meeting, Mr. McAusland informed the group that Company C was preparing to put together a formal offer and that management should prepare itself for a dual-track negotiation process.

On both 2 July and 3 July 2007, the CEO of Company C communicated to Mr. Evans his strong interest in a potential transaction. This was followed by a meeting on 4 July 2007 between Mr. Evans and a senior executive of Company C. The discussion focused on questions of timing, process, value and the Continuity Agreement.

Also on 4 July 2007, the Quebec and Canada Committees met to consider the merits of the Rio Tinto offer in relation to Alcan’s undertakings under the Continuity Agreement. The Committees deferred judgment on the Rio Tinto offer until their meetings of 11 July.

On 5 July 2007, Messrs. Fortier, Tellier and Evans met with the CEO of Company C who delivered a written proposal to acquire Alcan. These talks were followed up by further meetings on 5 July involving Mr. McAusland and other senior executives of Company C.

Also on 5 July 2007, meetings of the Strategic Committee and full Board were held. The Strategic Committee and Board discussed shortcomings in the Rio Tinto offer and decided to defer consideration of the Rio Tinto offer until their respective 11 July meetings in view of the emergence of a serious competing offer from Company C.

On 6 July 2007, Mr. Fortier contacted Mr. Skinner of Rio Tinto and conveyed the preliminary views of the Board regarding the Rio Tinto offer. Mr. Skinner stated that Rio Tinto was determined to work towards a mutually acceptable deal between the two companies.

Between 7 July and 11 July 2007, multiple meetings, including telephone and face-to-face negotiations, occurred between management and executives of Alcan and Rio Tinto as well as between Alcan and Company C, and each party’s respective financial and legal advisors. These negotiations covered all terms and conditions other than the final price per share of Alcan Common Shares. Separately, each party was advised to present their best and final offering price per share of Alcan Common Shares for the 11 July Board meeting.

On 11 July 2007, a meeting of the Strategic Committee was held. The Strategic Committee reviewed and compared the final offers from each of Rio Tinto and Company C. UBS, as financial advisor to the Strategic Committee, delivered its opinion with respect to the consideration to be received by the Alcan Shareholders (other than Rio Tinto) pursuant to the Rio Tinto Offer. The Strategic Committee then recommended to the Board that the Rio Tinto Offer be accepted.

Also on 11 July 2007, the Quebec and Canada Committees met and determined that the Rio Tinto Offer fulfilled the requirements of Section 3 of the Continuity Agreement. The Quebec and Canada Committees therefore resolved to recommend the Rio Tinto Offer to the full Board.

Later on 11 July 2007, the full Board met and reviewed the terms of final offers from each Rio Tinto and Company C and received advice from legal and financial advisors as well as fairness opinions from Morgan Stanley, JPMorgan, RBC Capital Markets and UBS dated 11 July 2007 addressed to the Board or to the Board and the Strategic Committee, to the effect that as at such date and based upon and subject to the limitations, assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinions, the consideration to be received by Alcan Shareholders in the Rio Tinto Offer was fair, from a financial point of view, to such shareholders (other than Rio Tinto). The Board held further discussions regarding the merits of both the Rio Tinto Offer and Company C offer, and based on this review and the recommendations of the Strategic Committee as well as the Quebec and Canada Committees, the Board determined that the Rio Tinto Offer is fair, from a financial point of view, to Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders and resolved to recommend that Alcan Shareholders accept the Rio Tinto Offer and deposit their Alcan Common Shares under the Rio Tinto Offer, the whole subject to final negotiation and agreement on documents. Furthermore, based on the recommendation of the Quebec and Canada Committees, the Board determined that Rio Tinto had demonstrated to its satisfaction that the requirements of the Continuity Agreement had been met. Mr. Fortier phoned Mr. Skinner that evening to advise him of the Board’s decision.

On 12 July 2007, Alcan entered into the Support Agreement and provided Rio Tinto with the necessary evidence of the Board’s positive determination with respect to the Continuity Agreement for delivery by Rio Tinto to the Government of Quebec. Alcan and Rio Tinto subsequently issued a press release announcing (i) that Rio Tinto had agreed to offer to purchase all the Alcan Common Shares and (ii) the Board’s unanimous resolution to support the Rio Tinto Offer.

SUPPORT AGREEMENT

Rio Tinto Canada, Rio Tinto and Alcan have entered into the Support Agreement dated 12 July 2007, as amended on 20 July 2007 with effect as of 12 July 2007, which sets forth, among other things, the terms and conditions upon which Rio Tinto has agreed to cause Rio Tinto Canada to make, and Rio Tinto Canada has agreed to make, the Rio Tinto Offer and Alcan has agreed to recommend that Alcan Shareholders accept it.

The following is a summary of the principal terms of the Support Agreement. It does not purport to be a complete description of all material terms and is subject to, and is qualified in its entirety by reference to, the provisions of the Support Agreement. Unless otherwise defined in this Directors’ Circular, capitalized terms used in this section have the meanings given to them in the Support Agreement. The Support Agreement was filed by Alcan with the SEC (and is available free of charge at www.sec.gov) and with the CSAs (and is available free of charge at www.sedar.com).

     Support of the Rio Tinto Offer by Alcan

Alcan has advised Rio Tinto Canada and Rio Tinto that the Board, upon consultation with its financial and legal advisors and following receipt of a recommendation of the Strategic Committee and of the ad hoc Canada and Quebec Committees established pursuant to the Continuity Agreement, unanimously determined that the Rio Tinto Offer is fair, from a financial point of view, to Alcan Shareholders and is in the best interests of Alcan and Alcan Shareholders and, accordingly, has unanimously approved the entering into of the Support Agreement and the making of a recommendation that Alcan Shareholders accept the Rio Tinto Offer.

     The Rio Tinto Offer

Rio Tinto Canada has agreed to make the Rio Tinto Offer, and Rio Tinto has agreed to cause Rio Tinto Canada to make the Rio Tinto Offer, on the terms and conditions set forth in the Support Agreement, which Rio Tinto Offer shall be conditional upon all of the conditions of the Rio Tinto Offer set out in the Support Agreement and described under the heading of this section entitled “Conditions of the Rio Tinto Offer” having been satisfied or waived by Rio Tinto Canada.

Rio Tinto Canada may, in its sole discretion, modify or waive any term or condition of the Rio Tinto Offer; provided that Rio Tinto Canada shall not, without the prior consent of Alcan, increase or decrease the minimum number of Alcan Common Shares required to be tendered, decrease the amount of Alcan Common Shares for which the Rio Tinto Offer is made, impose additional conditions to the Rio Tinto Offer or otherwise vary the Rio Tinto Offer (or any terms or conditions thereof) in a manner which is adverse to the Alcan Shareholders (provided that, for certainty, Rio Tinto Canada may in its sole discretion increase the total Rio Tinto Offer consideration and/or add additional consideration). Rio Tinto Canada may invoke a condition (other than as to the minimum number of Alcan Common Shares required to be tendered) only if and to the extent that the circumstances giving rise to the right to invoke the condition are of material significance to Rio Tinto in the context of the Rio Tinto Offer.

     Shareholder Rights Plan

The Board has unanimously determined that the Rio Tinto Offer constitutes a “Permitted Bid” under the Rights Plan. Alcan has also covenanted and agreed that (i) it will not waive the application of the Rights Plan to any Acquisition Proposal (hereinafter defined) unless it is a Superior Proposal and Rio Tinto’s “opportunity to match” under the Support Agreement has expired and (ii) it will not amend the Rights Plan or authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor.

Alcan has agreed to take all further action necessary to the extent permitted to be effected by the Board under and subject to the terms of the Rights Plan: (i) in order to ensure that the Separation Time (as defined in the Rights Plan) does not occur in connection with the Rio Tinto Offer and the consummation of the transactions contemplated in the Support Agreement, (ii) otherwise to ensure that the Rights Plan does not interfere with or impede the success of the Rio Tinto Offer and the consummation of the transactions contemplated in the Support Agreement and (iii) in order to ensure that upon take-up, all rights under the Rights Plan cease to be exercisable and are redeemed at the Redemption Price as provided under the Rights Plan without further formality and to ensure that upon such redemption all rights under the Rights Plan become null and void.

     Alcan Board Representation

Promptly after the time that at least a majority of the then outstanding Alcan Common Shares (calculated on a fully-diluted basis) are purchased by Rio Tinto Canada and from time to time thereafter, Rio Tinto Canada will be entitled to designate such number of members of the Board of Alcan, and any committees thereof, as is proportionate to the percentage of the outstanding Alcan Common Shares owned from time to time by Rio Tinto Canada (“Offeror Percentage”), and Alcan will co-operate fully with Rio Tinto Canada, subject to all applicable laws, to enable Rio Tinto Canada’s designees to be elected or appointed and to constitute Offeror Percentage including, at the request of Rio Tinto Canada, using its reasonable best efforts to increase the size of the Board and to secure the resignations of such directors as Alcan may determine, in reasonable consultation with Rio Tinto Canada.

     No Solicitation Covenant

Alcan has agreed that, except as otherwise provided in the Support Agreement, it shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisors) or agent:

•	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Alcan or any Alcan subsidiary, including any material joint ventures or material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal;

•	engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that, for greater certainty, Alcan may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined;

•	withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Rio Tinto or Rio Tinto Canada, the approval or recommendation of the Board of the Support Agreement or the Rio Tinto Offer or recommend an Acquisition Proposal;

•	approve or recommend, or propose publicly to approve or recommend, or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered a violation of the non-solicitation provisions of the Support Agreement unless such position has not been withdrawn by or before the end of such 15 calendar day period); or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, tender offer, issuer bid, liquidation or winding-up or similar transaction or sale of assets, whether in a single transaction or a series of transactions, in respect of Alcan or the Alcan subsidiaries involving (i) 20% or more of the consolidated assets of Alcan (other than a sale or other disposal of any or all of Alcan’s interests in its Packaging business group and related assets), (ii) 20% or more of the outstanding shares of any class of equity securities of Alcan or 20% or more of the voting or equity securities of any of the Alcan subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Alcan (in each case other than a transaction involving Rio Tinto or Rio Tinto Canada), or (iii) any proposal or offer to, or public announcement of an intention to do so, or any amendment increasing the consideration to be paid pursuant to any existing proposal or offer to do so, any of the foregoing from any person other than Rio Tinto or Rio Tinto Canada, excluding in the case of (i), (ii) and (iii) above the sale or other disposal of any or all of Alcan’s interests in its Packaging business group and related assets.

Alcan has agreed to cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any person by Alcan or any Alcan subsidiary with respect to any Acquisition Proposal, whether or not initiated by Alcan, and, in connection therewith, Alcan has agreed to discontinue access to any data rooms previously provided to any such person and has agreed to request the return or destruction of all information regarding Alcan and the Alcan subsidiaries previously provided to any such person, including all material including or incorporating or otherwise reflecting any such information.

Alcan has agreed not to terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

Alcan has agreed to promptly (and in any event within 24 hours) notify Rio Tinto and Rio Tinto Canada of any proposal, inquiry, offer, expression of interest (or any material amendment to it) or request relating to any actual or potential Acquisition Proposal, an Acquisition Proposal, any request for discussions or negotiations, any request for representation on the Board and any request for non-public information relating to Alcan or any Alcan subsidiary or any material joint venture received by Alcan’s directors, officers, representatives or agents, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer (including any amendment to it) or request. Alcan has agreed to, at the reasonable request of Rio Tinto or Rio Tinto Canada, inform Rio Tinto or Rio Tinto Canada as to the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing.

     Ability of Alcan to Accept a Superior Proposal

Notwithstanding Alcan’s obligations under the non-solicitation provisions summarized above and any other provision of the Support Agreement, the Board shall be permitted to: (a) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Rio Tinto or Rio Tinto Canada the approval or recommendation of the Rio Tinto Offer; (b) engage in discussions or negotiations with, or provide information to, any person or governmental or regulatory authority and otherwise cooperate with and assist the person making such Acquisition Proposal in response to an Acquisition Proposal by any such person, if and only to the extent that:

(i)	it has received a bona fide written Acquisition Proposal from such person and the Board reasonably determines, after consultation with its outside legal and financial advisers, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to a Superior Proposal;

(ii)	in the case of (a) above, Alcan shall have complied with all other requirements relating to Rio Tinto Canada’s “opportunity to match” provision under the Support Agreement;

(iii)	the Board, after consultation with its outside legal advisors, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws;

(iv)	in the case of (b) above, prior to providing any information or data to such person or governmental or regulatory authority in connection with such Acquisition Proposal, the Board receives from such person an executed confidentiality agreement that contains provisions that are not less favourable to Alcan than those contained in the confidentiality agreement entered into between Rio Tinto and Alcan, except that such agreement need not contain any standstill restriction; and provided further that Alcan sends a copy of any such confidentiality agreement to Rio Tinto or Rio Tinto Canada promptly upon its execution and that Rio Tinto or Rio Tinto Canada are provided promptly with a list of, or in the case of information that was not previously made available to Rio Tinto or Rio Tinto Canada, copies of, any material information provided to such person; and

(v)	in the case of (b) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an Acquisition Proposal, Alcan has complied with its notification obligations with respect to Acquisition Proposals set out in the Support Agreement.

Alcan has agreed not to accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal (other than a confidentiality agreement contemplated by the previous paragraph) unless:

•	the Acquisition Proposal constitutes a Superior Proposal;

•	Alcan has complied in all material respects with its notification obligations with respect to Acquisition Proposals and provided Rio Tinto an opportunity to match in accordance with the Support Agreement;

•	Alcan has provided Rio Tinto and Rio Tinto Canada with notice in writing that there is a Superior Proposal together with a copy thereof and all documentation related to and detailing the Superior Proposal at least five business days prior to the date on which the Board proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

•	Alcan causes its financial and legal advisers to negotiate in good faith with Rio Tinto and Rio Tinto Canada during such five business day period to allow Rio Tinto and Rio Tinto Canada to make such improvements in the terms and conditions of the Rio Tinto Offer so that such Acquisition Proposal ceases to constitute a Superior Proposal;

•	five business days shall have elapsed from the later of the date (the “Notice Date”) Rio Tinto or Rio Tinto Canada received notice of Alcan’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Rio Tinto or Rio Tinto Canada received a copy of the written proposal in respect of the Acquisition Proposal and, if Rio Tinto or Rio Tinto Canada has proposed to amend the terms of the Rio Tinto Offer, the Board (after consultation with its financial and legal advisors) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Rio Tinto Offer by Rio Tinto or Rio Tinto Canada; and

•	Alcan concurrently terminates the Support Agreement and pays to Rio Tinto or Rio Tinto Canada the Rio Tinto Termination Payment (as hereinafter defined).

The Support Agreement defines a “Superior Proposal” as a bona fide Acquisition Proposal, that did not result from the wilful and intentional breach of the non-solicitation provisions of the Support Agreement by Alcan or any director or officer of Alcan or any representative acting at the direction of or on behalf of Alcan or any director or officer of Alcan, made by a third party to Alcan in writing after 12 July 2007, that offers the same amount of consideration on a per share basis to all Alcan Shareholders (subject to any pro rationing per the terms of such offer), that the Board determines in good faith, after consultation with its financial and legal advisors, is more favourable to Alcan Shareholders from a financial point of view than the Rio Tinto Offer, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such Acquisition Proposal and other factors deemed relevant by the Board); provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the outstanding shares of any class of equity securities of Alcan” shall be deemed to be references to “a majority of all outstanding Shares” and references to “20% or more of the consolidated assets of Alcan” shall be deemed to be references to “all or substantially all of the consolidated assets of Alcan”.

     Opportunity to Match

Under the Support Agreement, Alcan has agreed that, during the five business day period following the Notice Date or such longer period as Alcan may approve for such purpose, Rio Tinto or Rio Tinto Canada shall have the opportunity, but not the obligation, to propose to amend the terms of the Rio Tinto Offer. The Board will review any proposal by Rio Tinto or Rio Tinto Canada to amend the terms of the Rio Tinto Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the proposal of Rio Tinto or Rio Tinto Canada to amend the Rio Tinto Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Rio Tinto Offer.

     Reaffirmation of Recommendation by the Board of Directors of Alcan

The Board has agreed to promptly reaffirm its recommendation of the Rio Tinto Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Board determines that a proposed amendment to the terms of the Rio Tinto Offer would result in the Acquisition Proposal not being a Superior Proposal, and Rio Tinto Canada has so amended the terms of the Rio Tinto Offer.

     Subsequent Acquisition Transaction

If, within 120 days after the date of the Rio Tinto Offer, the Rio Tinto Offer has been accepted by holders of not less than 90% of the outstanding Alcan Common Shares as at the expiration of the Rio Tinto Offer, including any extension, excluding Alcan Common Shares held by or on behalf of Rio Tinto Canada or an “associate” or “affiliate” (as those terms are defined in the CBCA) of Rio Tinto Canada at the date of the Rio Tinto Offer, Rio Tinto Canada has agreed, to the extent possible, to acquire (a “Compulsory Acquisition”) the remaining Alcan Common Shares from those Alcan shareholders who have not accepted the Rio Tinto Offer pursuant to section 206 of the CBCA. If that statutory right of acquisition is not available or Rio Tinto Canada chooses not to avail itself of such statutory right of acquisition, Rio Tinto Canada has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Alcan Common Shares not tendered to the Rio Tinto Offer, provided that the consideration per Alcan Common Share offered in connection with such other means of acquiring such Alcan Common Shares shall be at least equivalent in value to the Rio Tinto Offer consideration.

If Rio Tinto Canada takes up and pays for Alcan Common Shares under the Rio Tinto Offer representing at least a simple majority of the outstanding Alcan Common Shares, Rio Tinto Canada will use reasonable efforts, with Alcan’s assistance, in order to acquire sufficient Alcan Common Shares to successfully complete an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization (a “Subsequent Acquisition Transaction”) and, for greater certainty, when Rio Tinto Canada has acquired sufficient Alcan Common Shares to do so, it will complete a Subsequent Acquisition Transaction to acquire the remaining Alcan Common Shares, provided that the consideration per Alcan Common Share offered in connection with the Subsequent Acquisition Transaction shall be not less than the Rio Tinto Offer consideration.

     Pre-Acquisition Reorganization

Alcan and Rio Tinto Canada have agreed to co-operate to identify opportunities to maximize tax efficiencies which may be available in connection with the transactions contemplated under the Rio Tinto Offer. If Rio Tinto Canada and Alcan identify such opportunities by 30 September 2007, they will determine the manner in which they may most effectively be undertaken, including by way of reorganizations of Alcan’s business, operations and assets and Alcan will use all commercially reasonable efforts to implement such reorganizations with effect prior to take-up. Alcan shall have no obligation to plan for or implement such reorganization unless certain conditions have been met, including that Alcan, its subsidiaries and their respective officers, directors, employees, agents, advisors and representatives shall have received an indemnity from Rio Tinto Canada from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such reorganization.

     Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that persons designated by Rio Tinto represent a majority of the Board:

•	by mutual written consent of Rio Tinto Canada, Rio Tinto and Alcan;

•	by Rio Tinto if: (i) the minimum number of Alcan Common Shares required to be deposited is not satisfied at the expiration of the Rio Tinto Offer, including any extension; or (ii) any other condition of the Rio Tinto Offer is not satisfied or waived at the expiration of the Rio Tinto Offer, including any extension, and Rio Tinto Canada has not elected to waive such condition;

•	by Rio Tinto or Alcan, if Rio Tinto Canada does not take up and pay for the Alcan Common Shares deposited under the Rio Tinto Offer by a date that is six months following the date of mailing of the Rio Tinto Offer, provided that the right to terminate the Support Agreement under that provision shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations thereunder required to be performed by it, shall have resulted in a condition of the Rio Tinto Offer not having been satisfied prior to that date; provided, however, that if Rio Tinto Canada’s take up and payment for Alcan Common Shares deposited under the Rio Tinto Offer is delayed by an injunction or order made by a governmental entity of competent jurisdiction, or Rio Tinto Canada not having obtained any waiver, consent or approval of any governmental entity which is necessary to permit Rio Tinto Canada to take up and pay for Alcan Common Shares deposited under the Rio Tinto Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Alcan until the tenth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained or six months from the date of mailing of the Rio Tinto Offer, whichever occurs first;

•	by Rio Tinto or Alcan, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated therein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non-appealable;

•	by Rio Tinto, if: (i) Alcan is in material default under any covenant or obligation under the Support Agreement; or (ii) any representation or warranty made by Alcan under the Support Agreement shall have been on 12 July 2007 untrue or incorrect or, shall have become untrue or incorrect in any material respect at any time prior to the expiration of the Rio Tinto Offer, including any extension, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (hereinafter defined) in respect of Alcan and would not materially and adversely affect the ability of Rio Tinto Canada to proceed with the Rio Tinto Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Rio Tinto Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction

were consummated, reasonably be expected to have a Material Adverse Effect on Rio Tinto, provided that such default or inaccuracy in (i) or (ii) is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Rio Tinto Offer, including any extension;

•	by Rio Tinto or Alcan if Rio Tinto’s shareholders and Rio Tinto Limited’s shareholders shall not have approved the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer at the Rio Tinto Shareholder Meeting;

•	by Alcan if the Rio Tinto Shareholder Meeting shall not have occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing Rio Tinto’s circular to be mailed to its shareholders in connection with the Rio Tinto Shareholder Meeting;

•	by Alcan, if any representation or warranty of Rio Tinto or Rio Tinto Canada under the Support Agreement is untrue or incorrect in any material respect at any time prior to the expiration of the Rio Tinto Offer, including any extension and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Rio Tinto Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Rio Tinto Offer, including any extension;

•	by Alcan, if Rio Tinto or Rio Tinto Canada is in material default of any covenant or obligation under the Support Agreement and such default is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Rio Tinto Offer, including any extension;

•	by Rio Tinto, if the Board (i) fails to publicly reaffirm its approval of the Rio Tinto Offer as required under the Support Agreement; (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Rio Tinto Offer in any manner adverse to Rio Tinto or Rio Tinto Canada; or (iii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal;

•	by Alcan, if the board of directors of Rio Tinto or Rio Tinto Limited shall have effected a Change in Rio Tinto Recommendation or if, following 12 July 2007 and prior to the termination of the Support Agreement, a transaction is announced which, if consummated, would result in a change of control of Rio Tinto and the shareholders of Rio Tinto and Rio Tinto Limited do not approve the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer at the Rio Tinto Shareholder Meeting; and

•	by Alcan, if Alcan proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Alcan has previously, or concurrently will have paid to, Rio Tinto the Rio Tinto Termination Payment (hereinafter defined) and further provided that Alcan has not breached in a material respect any of its covenants, agreements or obligations in the Support Agreement.

     Termination Payments

Rio Tinto is entitled to a cash termination payment in an amount equal to $1,049 million (less the amount of any non-resident withholding tax) (the “Rio Tinto Termination Payment”) if the Support Agreement is terminated upon the occurrence of the following events provided that, in each case, neither Rio Tinto nor Rio Tinto Canada is in default in the performance of its obligations under the Support Agreement to a degree that is of material significance to Alcan:

•	the Board (i) fails to publicly reaffirm its approval of the Rio Tinto Offer as required under the Support Agreement; (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Rio Tinto Offer in any manner adverse to Rio Tinto or Rio Tinto Canada; or (iii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal;

•	Alcan proposes to enter into a definitive agreement with respect to a Superior Proposal; or

•	(i) the minimum number of Alcan Common Shares required to be deposited shall not be satisfied at the expiration of the Rio Tinto Offer, including any extension of the Rio Tinto Offer or (ii) Rio Tinto Canada does not take up and pay for the Alcan Common Shares deposited under the Rio Tinto Offer by a date that is six months following the date of mailing of the Rio Tinto Offer, in each case if following 12 July 2007 and prior to the termination of the Support Agreement, an Acquisition Proposal is made and within 12 months following the termination of the Support Agreement, an Acquisition Proposal is consummated.

Alcan is entitled to a cash termination payment in an amount equal to the lesser of $1,049 million and one percent of the combined market capitalization of Rio Tinto and Rio Tinto Limited (excluding such part of the market capitalization of Rio Tinto Limited as relates to any shares in Rio Tinto Limited which are held by subsidiaries of Rio Tinto) at the date such payment becomes due and payable (less the amount of any non-resident withholding tax) the “Alcan Termination Payment” if the Support Agreement is terminated upon the occurrence of the following events, provided that, in each case, Alcan is not in default in the performance of its obligations under the Support Agreement to a degree that is of material significance to Rio Tinto or Rio Tinto Canada:

•	the board of directors of Rio Tinto or Rio Tinto Limited shall have effected a Change in Rio Tinto Recommendation;

•	Rio Tinto’s shareholders and Rio Tinto Limited’s shareholders shall not have approved the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer at the Rio Tinto Shareholder Meeting after a transaction is announced which, if consummated, would result in a change of control of Rio Tinto; or

•	following 12 July 2007 and prior to termination of the Support Agreement, a transaction is announced which, if consummated, would result in a change of control of Rio Tinto, and the Rio Tinto Shareholder Meeting shall not have occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing Rio Tinto’s circular to be mailed to its shareholders in connection with the Rio Tinto Shareholder Meeting.

     Expense Reimbursement

Unless Rio Tinto has been paid the Alcan Termination Payment, Rio Tinto will be entitled to an expense reimbursement payment of $200 million if the minimum number of Alcan Common Shares required to be deposited shall not be satisfied at the expiration of the Rio Tinto Offer, including any extension of the Rio Tinto Offer.

Unless Alcan has been paid the Rio Tinto Termination Payment, Alcan will be entitled to an expense reimbursement payment of $200 million if Rio Tinto’s shareholders and Rio Tinto Limited’s shareholders shall not have approved the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer at the Rio Tinto Shareholder Meeting or the Rio Tinto Shareholder Meeting shall not have occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing Rio Tinto’s circular to be mailed to its shareholders in connection with the Rio Tinto Shareholder Meeting.

     Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Rio Tinto Canada, Rio Tinto and Alcan relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Rio Tinto Offer. Alcan has represented and warranted to Rio Tinto and Rio Tinto Canada that the board of directors of Alcan has analysed the information, undertakings and commitments provided by Rio Tinto (including the grounds on which the requirements of Section 3 of the Continuity Agreement may be considered to be met), has reviewed the recommendation of its ad hoc Canada Committee and of its ad hoc Quebec Committee, and has unanimously determined that Rio Tinto has demonstrated to the satisfaction of the Board that, following or as a result of the transactions contemplated under the Rio Tinto Offer, there is no reasonable basis to believe that (i) the positive commitment of Alcan to the economic health and economic and social prospects of Quebec would be diminished or put at risk in any material respect or (ii) there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Quebec and that, in relation to the Rio Tinto Offer, the requirements of Section 3 of the Continuity Agreement have been met.

The representations and warranties of Alcan also address various matters relating to the business, operations and properties of Alcan and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; accuracy of reports required to be filed with applicable securities regulatory authorities and internal control over financial reporting. In addition, Rio Tinto Canada and Rio Tinto have represented that they have made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Alcan Common Shares to be acquired pursuant to the Rio Tinto Offer.

     Conduct of Business

Except for certain permitted actions specified in the Support Agreement or set out in the disclosure letter related to it, Alcan has agreed that, prior to the earlier of (i) the Effective Time (as defined in the Support Agreement) and (ii) the termination of the Support Agreement, Alcan will carry on its business (which includes the business of the Alcan subsidiaries) in the ordinary course in a manner consistent in all material respects with prior practice and will use commercially reasonable efforts to preserve intact its present business organization, to keep available the services of its officers and employees as a group and to preserve its existing relations and goodwill with suppliers, distributors, employees and others having business relationships with them. Among other restrictions, Alcan has agreed not to acquire or sell any business or capital assets in the upstream business having a value in excess of $50,000,000 in the aggregate per quarter or in the downstream business, having a value in excess of $100,000,000 in the aggregate.

Rio Tinto has covenanted and agreed that prior to the earlier of the Effective Time and the termination of the Support Agreement, except with the prior written consent of Alcan or as otherwise expressly contemplated or permitted by the Support Agreement, Rio Tinto and its subsidiaries (including Rio Tinto Canada) shall carry on business in the ordinary course and not enter into any transaction that would reasonably be expected to materially interfere with or be materially inconsistent with the successful completion of the acquisition of Alcan Common Shares by Rio Tinto Canada pursuant to the Rio Tinto Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including any transaction that would be a Class 1 Transaction for Rio Tinto or which would render, or which might reasonably be expected to render, untrue or inaccurate in any material respect any of Rio Tinto, Rio Tinto Limited or Rio Tinto Canada’s representations and warranties set forth in the Support Agreement and shall not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by the foregoing.

Rio Tinto and Alcan have formed a “Conduct of Business Committee” comprised of two representatives of each of Alcan and Rio Tinto for the purpose of addressing any request for prior consent of Rio Tinto required under terms restricting Alcan’s conduct of business set out in the Support Agreement.

     Rio Tinto Shareholders Approvals

Rio Tinto has agreed to, as promptly as reasonably practicable after the execution of the Support Agreement, but no later than the date that is eight weeks following the Alcan Information Delivery Date, convene and hold the Rio Tinto Shareholder Meeting. Rio Tinto has undertaken that the Rio Tinto Shareholder Circular to be sent to shareholders of Rio Tinto and Rio Tinto Limited will incorporate a unanimous and unqualified recommendation from the board of directors of Rio Tinto or Rio Tinto Limited respectively to vote in favour of the resolutions to be proposed at the Rio Tinto Shareholder Meeting.

Rio Tinto agreed to procure that the boards of directors of Rio Tinto and Rio Tinto Limited will not withdraw, modify or qualify (or publicly propose to or publicly state that they intend to withdraw, modify or qualify) in any manner adverse to Alcan the recommendations referred to above (any such action, a “Change in Rio Tinto Recommendation”) and will, after the announcement of any transaction which, if consummated, would result in a change of control of Rio Tinto, promptly re-affirm its recommendation, except if, in the good faith judgment of the board of directors of Rio Tinto, after consultation with its legal advisors, failure to take such action would be inconsistent with the board of directors’ fiduciary duties under applicable law.

Rio Tinto also agreed to procure that the boards of directors of each of Rio Tinto and Rio Tinto Limited will take all reasonable action to solicit their shareholders’ approval of the acquisition of the Alcan Common Shares by Rio Tinto Canada pursuant to the Rio Tinto Offer provided that no Change in Rio Tinto Recommendation has been made.

     Other Covenants

Subject to the terms and conditions of the Support Agreement, each of Alcan, Rio Tinto and Rio Tinto Canada has agreed to a number of mutual covenants, including to co-operate in good faith and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the Rio Tinto Offer; (b) for the discharge of its respective obligations under the Rio Tinto Offer and the Support Agreement, including its obligations under applicable securities laws; and (c) to obtain all necessary waivers, consents, rulings, orders and approvals and to effect all necessary registrations and filings, including filings under applicable laws and submissions of information requested by governmental entities in connection with the Rio Tinto Offer, including in each case the execution and delivery of documents reasonably required by the other party. In addition, upon reasonable notice and subject to the Confidentiality Agreement between Alcan and Rio Tinto, Alcan has agreed to provide Rio Tinto and Rio Tinto Canada and their representatives with reasonable access during normal business hours to all books, records, information and other materials in its possession and access to the personnel of Alcan and the Alcan subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Alcan and the Alcan subsidiaries in order to allow Rio Tinto and Rio Tinto Canada, for strategic planning and integration, for the structuring of any reorganization, for purposes of applying for the Competition Clearances (as defined in the Support Agreement), Other Clearances (as hereinafter defined) and the Foreign Investment Review Clearances (as defined in the Support Agreement). for the preparation of the Rio Tinto Circular and for any other reasons reasonably relating to the contemplated combination of Rio Tinto and Alcan.

     Alcan Officers and Directors

Rio Tinto agreed that for the period from the Effective Time until seven years after the Effective Time, Rio Tinto will cause Alcan or any successor to Alcan to maintain Alcan’s current directors’ and officers’ insurance policies or policies reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Alcan than those contained in the policy in effect on 12 July 2007, for all present and former directors and officers of Alcan and the Alcan subsidiaries, covering claims made prior to or within seven years after the Effective Time. Alternatively, at the discretion of Rio Tinto, Rio Tinto may cause Alcan to purchase as an extension to Alcan’s current insurance policies, pre-paid, non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms no less advantageous to those contained in Alcan’s current insurance policies.

From and after the Effective Date, Rio Tinto shall cause Alcan to indemnify the current and former directors and officers of Alcan and the Alcan subsidiaries to the fullest extent to which Alcan is permitted to indemnify such officers and directors under applicable law.

     Outstanding Alcan Options

Alcan has agreed in the Support Agreement, subject to the receipt of all required regulatory approvals, to take steps to permit holders of Options issued under the Alcan stock option plans, whether currently exercisable or not, to exercise all such Options for the underlying Alcan Common Shares (and solely for the purpose of tendering such Alcan Common Shares under the Rio Tinto Offer) on a cashless basis, which exercise shall be conditional upon Rio Tinto Canada taking up the Alcan Common Shares deposited under the Rio Tinto Offer.

Subject to the terms and conditions of the Support Agreement, if a holder of Options does not exercise such Options or, in the case of the Pechiney Options, such Pechiney Options are not according to their terms otherwise exercisable, such Options will be redeemed and cancelled, conditional upon, and effective immediately before, Rio Tinto Canada taking up the Alcan Common Shares deposited under the Rio Tinto Offer and the holder of such options will receive (i) where the Rio Tinto Offer consideration (or, in the case of Pechiney Option, such amount multiplied by the number of Alcan Common Shares to be issued on an exchange of each share issued under the Pechiney Option as determined under the terms of the Liquidity Agreement entered into by holders of Pechiney Options) exceeds the exercise price per Common Share under the Option or the exercise price per share of Pechiney under the Pechiney Option, a cash payment equal to the amount of such excess (less any applicable taxes), and (ii) otherwise, no consideration.

     Conditions of the Rio Tinto Offer

Notwithstanding any other provision of the Support Agreement and subject to applicable laws, Rio Tinto Canada will have the right to withdraw or terminate the Rio Tinto Offer (or amend the Rio Tinto Offer to postpone taking up and paying for any Alcan Common Shares deposited under the Rio Tinto Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Rio Tinto Offer is open and may postpone taking up and paying for, any Alcan Common Shares deposited under the Rio Tinto Offer, unless all of the following conditions are satisfied or waived by Rio Tinto Canada at or prior to the expiration of the Rio Tinto Offer, including any extension:

•	there shall have been validly deposited under the Rio Tinto Offer and not withdrawn that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Rio Tinto Canada and any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully-diluted basis) at the time the Alcan Common Shares are taken up under the Rio Tinto Offer. This condition may not be waived by Rio Tinto Canada without the consent of Alcan;

•	there shall have been tendered or deposited under the Rio Tinto Offer and not withdrawn more than 50% of the Voting Shares (as defined in the Rights Plan), held by Independent Shareholders (as defined in the Rights Plan). Rio Tinto Canada has agreed not to waive this condition in order to comply with the “Permitted Bid” provisions of the Rights Plan;

•	Rio Tinto Canada shall have determined acting reasonably that, on terms satisfactory to Rio Tinto and Rio Tinto Canada, the Rights Plan does not provide rights to Alcan shareholders to purchase any securities of Alcan as a result of the Rio Tinto Offer and does not and will not adversely affect the Rio Tinto Offer, Rio Tinto, Rio Tinto Canada or any affiliate of Rio Tinto either before or on consummation of the Rio Tinto Offer; without limiting the generality of the foregoing, Alcan shall have, to the extent permitted to be effected by the Board under and subject to the terms of the Rights Plan: (i) confirmed that the Rio Tinto Offer is a “Permitted Bid” under the Rights Plan; (ii) taken all further action necessary in order to ensure that the Separation Time does not occur in connection with the Support Agreement, the Rio Tinto Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) taken all further action necessary to ensure that the Rights Plan does not interfere with or impede the success of the Rio Tinto Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (iv) taken all further action necessary in order to ensure that, upon Rio Tinto Canada taking up for the Alcan Common Shares under the Rio Tinto Offer, all Rights under the Rights Plan will have ceased to be exercisable and be redeemed at the Redemption Price as provided under the Rights Plan without further formality and to ensure that upon such redemption all Rights become null and void;

•	(A)(i) the Canadian Commissioner of Competition shall have issued an advance ruling certificate under Section 102 of the Competition Act (Canada) (“CA”) in respect of the purchase of the Alcan Common Shares by Rio Tinto Canada, or (ii) the waiting period under Part IX of the CA shall have expired or have been waived in accordance with the CA and the Commissioner of Competition shall have advised Rio Tinto Canada in writing (which advice shall not have been rescinded or amended) that she has determined not to make an application under Part VIII of the CA in respect of the purchase of the Alcan Common Shares by Rio Tinto Canada; (B) the applicable waiting periods (and any extension thereof) under the U.S. Hart-Scott Rodino Antitrust Improvement Act of 1976, as amended, shall have expired or been terminated; (C) the applicable waiting periods instituted by the European Commission and/or any competition agencies under the EC Member States shall have expired or been terminated; (D) the Minister of federal Cabinet responsible for Industry Canada shall have approved, or have been deemed to approve, the Rio Tinto Offer as being of net benefit to Canada under the Investment Canada Act; (E) all approvals required under the Continuity Agreement and any approvals under the Trade Practices Act 1974 (Australia), the Foreign Acquisitions and Takeovers Act 1975 (Australia), the U.S Defence Production Act of 1950 or from the French Minister of Economy or other relevant French Ministries contemplated in the Support Agreement shall have been obtained, or any applicable waiting periods in respect of any of the foregoing shall have expired or been terminated; and (F) all Other Clearances (as defined in the Support Agreement) shall have been obtained;

•	without limiting the scope of the immediately preceeding condition all other government or regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities) that are legally necessary to complete the Rio Tinto Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated;

•	the Support Agreement shall not have been terminated by Alcan or by Rio Tinto or Rio Tinto Canada in accordance with its terms;

•	(i) no act, action, suit or proceeding shall have been taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, other than any such action, suit or proceeding filed by or on behalf of commercial competitors of Alcan or competing bidders which Rio Tinto Canada has been advised by counsel is unlikely to succeed, and (ii) no law shall have been proposed with retroactive effect, enacted, promulgated or applied, in either (i) or (ii): (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Rio Tinto Canada of the Alcan Common Shares, or the right of Rio Tinto Canada to own or exercise full rights of ownership of the Alcan Common Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction (other than any sale or disposition of assets or businesses as may be required by Competition Agencies (as such term is defined in the Support Agreement) or limitations or conditions imposed in connection therewith), (B) which, if the Rio Tinto Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Alcan or Rio Tinto (other than any sale or disposition of assets or businesses as may be required under the Support Agreement for compliance with regulatory requirements or limitations or conditions imposed in connection therewith) or (C) which would materially and adversely affect the ability of Rio Tinto Canada to proceed with the Rio Tinto Offer, effect any

Compulsory Acquisition or Subsequent Acquisition Transaction and/or take up and pay for any Alcan Common Shares deposited under the Rio Tinto Offer;

•	there shall not exist any prohibition at law against Rio Tinto Canada making or maintaining the Rio Tinto Offer or taking up and paying for any Alcan Common Shares deposited under the Rio Tinto Offer or completing any Subsequent Acquisition Transaction;

•	there shall not exist or have occurred (or, if there does exist or has occurred prior to 11 July 2007, there shall not have been disclosed, generally or to Rio Tinto or Rio Tinto Canada in writing on or before the execution and delivery of the Support Agreement) any change in the business, financial condition, results of operations of Alcan and the Alcan subsidiaries taken as a whole which has resulted in a Material Adverse Effect with respect to Alcan;

•	Alcan shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the expiration of the Rio Tinto Offer, including any extension;

•	neither Rio Tinto nor Rio Tinto Canada shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Rio Tinto Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Alcan with any securities commission or similar securities regulatory authority in Canada or the United States which Rio Tinto or Rio Tinto Canada shall have reasonably determined, has or may have, a Material Adverse Effect on Alcan or which, if the Rio Tinto Offer were consummated, would have a Material Adverse Effect on Rio Tinto or Rio Tinto Canada;

•	the representations and warranties made by Alcan in the Support Agreement shall be true and correct at and as of the expiration of the Rio Tinto Offer, including any extension, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alcan or materially and adversely affect the ability of Rio Tinto Canada to effect the Rio Tinto Offer or, if the Rio Tinto Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, reasonably be expected to have a Material Adverse Effect on Rio Tinto Canada or Rio Tinto; and

•	Rio Tinto’s shareholders and Rio Tinto Limited’s shareholders shall have approved the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer, in accordance with the Listing Rules, the Articles of Association of Rio Tinto and the Constitution of Rio Tinto Limited.

In the Support Agreement, “Material Adverse Effect” is defined as, in respect of any person, a change, effect, event, occurrence, state of facts or development that is, or would reasonably be expected to have a durationally significant impact that is, both material and adverse to the business, properties, assets, financial condition or results of operations of that person and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, state of facts or development: (i) resulting from the announcement of the Support Agreement or the transactions contemplated thereunder; (ii) relating to global, national or regional political conditions (including the outbreak of war or acts of terrorism), to global economic conditions, to the economies of any of the member countries of the Organization for Economic Cooperation and Development or of any jurisdiction where that person or its subsidiaries operate, or to the securities, currency or banking markets in general; (iii) relating to the metal and mining industries in general or to aluminum prices or energy prices in general; (iv) relating to a change in the market trading price or trading volume of shares of that person, other than as a result of a Material Adverse Effect; (v) relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced; (vi) relating to any of the principal markets served by that person’s business generally (including the business of that person’s subsidiaries) or shortages or price changes with respect to raw materials, metals, transportation or other products or services used or sold by that person or its subsidiaries; (vii) relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries); (viii) relating to any change in applicable generally accepted accounting principles, including generally accepted accounting principles in the United States, or as a result of any reconciliation of financial data into International Financial Reporting Standards; or (ix) resulting from compliance with the terms of the Support Agreement; provided, however, that the change, effect, event, occurrence or state of facts or development referred to in clauses (ii) or (vii) above shall not be excluded from the definition of Material Adverse Effect if it primarily relates to (or has the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or materially disproportionately adversely affects that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate.

In the Support Agreement, “Other Clearances” is defined as those consents or clearances required from governmental entities not specifically contemplated in the Support Agreement in order to complete the Rio Tinto Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, where (A) the assets, revenues or operations of Rio Tinto and Rio Tinto Canada, on the one hand, and Alcan, on the other, or both in the particular jurisdiction of any such other governmental entity are more than de minimis and (B) a party to the Support Agreement or any director, officer or employee of a party to the Support Agreement would be subject to criminal penalties for failure to obtain such consent or clearance from such other governmental entity.

The foregoing conditions are for the sole benefit of Rio Tinto Canada and may be asserted by Rio Tinto Canada, acting reasonably, regardless of the circumstances giving rise to any such assertion; provided, however, that Rio Tinto Canada shall be entitled to invoke a condition (other than as to minimum number of Alcan Common Shares required to be deposited) only if and to the extent that the circumstances giving rise to the right to invoke the condition are of material significance to Rio Tinto in the context of the Rio Tinto Offer. Subject to the provisions of the Support Agreement, Rio Tinto Canada may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Rio Tinto Canada or Rio Tinto may have, except that the condition relating to the minimum number of Alcan Common Shares required to be deposited shall not be waived without the prior written consent of Alcan. The failure by Rio Tinto Canada at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

ALTERNATIVES TO THE RIO TINTO OFFER

Except as set forth above under “Support Agreement”, and except for the sale of Alcan’s Packaging business group and the redemption of Alcan’s outstanding Series C and Series E Preference Shares discussed elsewhere in this Directors’ Circular, Alcan is not undertaking or engaged in any negotiations in response to the Rio Tinto Offer that relate to: (a) a tender offer or other acquisition of Alcan’s securities by Alcan, any of its subsidiaries, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Alcan or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of Alcan or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Alcan. Alcan has temporarily suspended its normal course issuer bid program.

Except as disclosed in this Directors’ Circular, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Rio Tinto Offer that relate to one or more of the matters referred to in the preceding paragraph.

INFORMATION FOR HOLDERS OF ALCAN OPTIONS

The Rio Tinto Offer is made only for Alcan Common Shares and is not made for any options or any other rights (other than the associated rights under the Rights Plan) to acquire Alcan Common Shares (including options to purchase shares of Pechiney (the “Pechiney Options”)) (such options to acquire Alcan Common Shares, together with the Pechiney Options, the “Options”). Subject to the receipt of all required regulatory approvals, Alcan has agreed in the Support Agreement to take steps to permit holders of Options issued under Alcan stock option plans, whether currently exercisable or not, to exercise all such Options on a cashless basis for the underlying Alcan Common Shares (and solely for the purpose of tendering such Alcan Common Shares under the Rio Tinto Offer), which exercise shall be conditional upon Rio Tinto Canada taking up the Alcan Common Shares deposited under the Rio Tinto Offer.

Subject to the terms and conditions of the Support Agreement, if a holder of Options does not exercise such Options or, in the case of the Pechiney Options, such Pechiney Options are not according to their terms otherwise exercisable, such Options will be redeemed and cancelled conditional upon, and effective immediately before, Rio Tinto Canada taking up the Alcan Common Shares under the Rio Tinto Offer and the holder of such Options will receive for each Option held (i) where the Rio Tinto Offer consideration (or, in the case of Pechiney Options, such Rio Tinto Offer consideration multiplied by the number of Alcan Common Shares to be issued on the exchange of each share issued under the Pechiney Options as determined under the terms of the Liquidity Agreement entered into by holders of Pechiney Options) exceeds the exercise price per Alcan Common Share under the Option or the exercise price per share of Pechiney under the Pechiney Option, a cash payment equal to the amount of such excess (less any applicable taxes), and (ii) otherwise, no consideration.

The tax consequences to holders of Options of exercising their Options, or having them redeemed or cancelled, are not described in this Directors’ Circular or the Rio Tinto Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

INTENTIONS OF DIRECTORS AND SENIOR OFFICERS

The Board has made reasonable enquiries of each director and senior officer of Alcan and their respective associates. The directors and senior officers of Alcan, together with their respective associates, have indicated their intention to accept the Rio Tinto Offer and to deposit their respective Alcan Common Shares under the Rio Tinto Offer.

OWNERSHIP OF SECURITIES OF ALCAN

As at 30 June 2007, Alcan’s issued and outstanding share capital consisted of 370,975,741 Alcan Common Shares, 5,699,900 Class C Preference Shares and 2,999,000 Class E Preference Shares.

The names of the directors and senior officers of Alcan, the positions held by them with Alcan and the designation, percentage of class and number of outstanding securities and options of Alcan beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at 17 July 2007 and, where known after reasonable enquiry, by their respective associates, are set out in the following table. The table also sets out the number of deferred share units, restricted share units and stock price appreciation units held by each of them:

						Stock Price
		Common	Equity-linked		% Options	Appreciation
Name	Position with Alcan	Shares(1)	Units(2)	Options(8)	Outstanding	Units

Roland Berger	Director	5,000	12,808(3)	—	0.00%	—
Christel Bories	Senior Vice President, Alcan and President, Alcan Engineered Products	—	27,055(4)	133,606	2.28%	—
Pierre Chenard	Vice President and General Counsel	—	3,999(4)	23,176	0.40%	—
Corey Copeland	Senior Vice President, Investor and Corporate Relations	235	1,873(4)	10,206	0.17%	—
Jacynthe Côté	Senior Vice President, Alcan and President, Alcan Bauxite and Alumina	—	16,353(4)	64,489	1.10%	—
Jean-Christophe Deslarzes	Senior Vice President, Human Resources	3,245	12,150(4)	—	0.00%	15,795
L. Denis Desautels	Director	1,212	9,458(3)	—	0.00%	—
Richard B. Evans	Director, President and CEO	30,702	114,606(5)	636,245	10.88%	57,020
L. Yves Fortier	Chairman	1,000	39,038(3)	—	0.00%	—
Jeffrey E. Garten	Director	—	732(3)	—	0.00%	—
Ilene Gordon	Senior Vice President, Alcan and President, Alcan Packaging	—	10,405(4)	77,551	1.33%	—
Michael Hanley	Executive Vice President and Chief Financial Officer	1,790	29,567(4)	91,872	1.57%	—
Rhodri Harries	Vice President Finance and Treasurer	—	6,024(4)	24,904	0.43%
Jean-Paul Jacamon	Director	136	7,132(3)	—	0.00%	—
Michel Jacques	Senior Vice President, Alcan and President, Alcan Primary Metal	—	29,435(6)	25,203	0.43%	130,282
Yves Mansion	Director	—	13,826(3)	—	0.00%	—
David L. McAusland	Executive Vice President, Corporate Development and Chief Legal Officer	—	29,977(7)	153,412	2.62%	—
Roy Millington	Corporate Secretary	1	1,569(4)	10,989	0.19%	3,991
Christine Morin-Postel	Director	—	15,171(3)	—	0.00%	—
Heather Munroe-Blum	Director	—	554	—	0.00%	—
Cesidio Ricci	Vice President and Controller	—	6,024(4)	1,391	0.02%	12,270
H. Onno Ruding	Director	112	5,388(3)	—	0.00%	—
Gerhard Schulmeyer	Director	2,542	14,230(3)	—	0.00%	—
Paul M. Tellier	Director	1,980	24,990(3)	—	0.00%	—
Milton K. Wong	Director	40,000	16,186(3)	—	0.00%	—

(1)	The number of Alcan Common Shares indicated in the column represents, in each case, less than 1% of the outstanding Alcan Common Shares.
(2)	Consists of deferred share units and restricted share units.
(3)	Indicates number of deferred share units awarded under the Director Deferred Share Unit Plan.
(4)	Indicates number of restricted share units awarded under the Restricted Share Unit Plan.
(5)	Mr. Evans holds 41,600 deferred share units awarded under the Executive Deferred Share Unit Plan, and 73,006 restricted share units awarded under the Restricted Share Unit Plan.
(6)	Mr. Jacques holds 2,283 deferred share units awarded under the Executive Deferred Share Unit Plan, and 27,152 restricted share units awarded under the Restricted Share Unit Plan.
(7)	Mr. McAusland holds 10,080 deferred share units awarded under the Executive Deferred Share Unit Plan, and 19,897 restricted share units awarded under the Restricted Share Unit Plan.
(8)	At 17 July 2007, there were 5,847,505 Alcan Common Shares reserved for issuance in respect of outstanding options.

As at 17 July 2007, none of the directors or senior officers of Alcan, and to their knowledge after reasonable inquiry, none of their respective associates, beneficially owned, directly or indirectly, or controlled or exercised direction over, any Class C Preference Shares or Class E Preference Shares. To the knowledge of the directors and senior officers of Alcan, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Alcan, and, other than Alcan France S.A.S., a wholly-owned subsidiary of Alcan which holds 872,021 Alcan Common Shares, no person or company acting jointly or in concert with Alcan owns any securities of Alcan. Under the terms of the Support Agreement, Alcan must cause Alcan France S.A.S. to deposit its Alcan Common Shares under the Rio Tinto Offer, subject to the parties to the Support Agreement determining another manner of dealing with the shares in connection with any pre-acquisition reorganization.

ARRANGEMENTS BETWEEN ALCAN AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described herein or under the headings “Nominees For Election as Directors”, “Report on Executive Compensation”, “Executive Officers’ Compensation”, “Employment Agreements”, “Directors’ Compensation”, “Indebtedness of Directors, Executive Officers and Employees”, “Directors’ and Officers’ Liability Insurance” and “Schedule B — Summary of the Alcan Executive Share Option Plan Amendment” in Alcan’s Notice of Annual Meeting of Shareholders and Proxy Circular, dated 26 February 2007, which was sent to Alcan Shareholders in connection with Alcan’s 2007 Annual Meeting of Shareholders, which sections are incorporated herein by reference, there are no (i) material agreements, arrangements or understandings between Alcan or its affiliates and any of the directors, senior officers or affiliates of Alcan, (ii) actual or potential conflicts of interest between Alcan or its affiliates and any of the directors, senior officers or affiliates of Alcan, or (iii) any agreements, arrangements or understandings made or proposed to be made between Alcan or its affiliates and any of the directors or senior officers of Alcan pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or remaining in or retiring from office if the Rio Tinto Offer is successful.

Change of Control Agreements

Each of Alcan’s senior officers (as defined under Canadian securities laws) is currently employed by Alcan (or a subsidiary of Alcan) and has an agreement (“Change of Control Agreement”) with Alcan in respect of his or her employment. The provisions of each Change of Control Agreement are triggered upon the occurrence of two events: (i) a change of control of Alcan, and (ii) the termination of the senior officer’s employment with Alcan either by Alcan without cause or by the senior officer for defined reasons, including material diminution in duties and responsibilities. In such cases, the senior officer will be entitled, depending on the individual in question, to an amount equal to 18, 24 or 36 months of their base salary and executive performance award (bonus) at a guideline amount.

Were the Rio Tinto Offer to succeed, and the second of the triggering events to occur in respect of each senior officer of Alcan, Messrs. Evans, Hanley, Jacques and McAusland and Mrs. Bories (the “Named Executive Officers”) would, in 2007, be entitled to receive $8,100,000, $3,621,840, $2,158,320, $2,959,920 and $2,158,320, respectively, under their respective Change of Control Agreements, and all of the senior officers as a group (including the Named Executive Officers) would be entitled to receive an aggregate of $28,201,760.

Alcan Executive Share Option Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under Alcan’s Executive Share Option Plan (“AESOP”) would occur. All options granted under the AESOP, other than 134,187 options held my Mr. Engen, Alcan’s former Chief Executive Officer, are currently exercisable. As a result of a Change of Control Event, waiting periods and holding periods for the unexercised options would be waived and all of the 1,253,044 options held by senior officers as a group as at 17 July 2007 (including the Named Executive Officers) would be exercisable at an average per share exercise price of CDN$45.30. The number of options as at 17 July 2007 for Named Executive Officers are, respectively: Mr. Evans, 636,245, Mr. Hanley, 91,872, Mr. Jacques, 25,203, Mr. McAusland, 153,412 and Mrs. Bories, 133,606, at an average per share price of CDN$44.56, CDN$45.49, CDN$38.48, CDN$44.16 and CDN$50.07, respectively.

A payment of approximately $3.2 million will be made to a senior officer in France holding 77,805 Options to compensate for the adverse tax consequences of early exercise of the Options caused by the Change of Control Event, should it occur.

Stock Price Appreciation Unit Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under the Stock Price Appreciation Unit Plan (“SPAU Plan”) would occur. All stock price appreciation units (“SPAUs”, which are rights to receive from Alcan an amount in cash equal to the excess of the market value of an Alcan Common Share on the date of exercise of a SPAU over the market value of such SPAU on the date of grant) under the SPAU Plan are currently vested and exercisable. As a result, as at 17 July 2007, an aggregate of 219,358 SPAUs with an average per SPAU grant date market value of CDN$43.71 held by senior officers as a group (including the Named Executive Officers) are exercisable. The number of exercisable SPAUs as at 17 July 2007 for Named Executive Officers are, respectively: Mr. Evans 57,020 and Mr. Jacques 130,282 with an average per SPAU grant date market value of CDN$40.86 and CDN$44.44, respectively.

Restricted Share Unit Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under the Restricted Share Unit Plan would occur. All restricted share units (“RSUs”) would become vested on the date of the Change of Control Event. As a result, as at 17 July 2007, an aggregate of 855,255 currently unvested RSUs would vest. As at 17 July 2007, the senior officers of Alcan as a group (including the Named Executive Officers) held 235,081 unvested RSUs, of which 208,025 would vest. As described below, the RSUs held by Mrs. Bories would not vest immediately upon a Change of Control Event.

The value of the RSUs would be based on the fair market value, which is the average of the closing prices of the Alcan Shares on the NYSE over the 21 trading days preceding the date of the Change of Control Event. A subplan to the Restricted Share Unit Plan was adopted to accommodate the French fiscal regime (“French RSU Plan”). Upon the occurrence of a Change of Control Event, the RSUs covered by the French RSU Plan would vest only after four years from the date of grant. The RSUs held by Mrs. Bories are governed by the terms of the French RSU Plan.

Total Shareholder Return Performance Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under the Total Shareholder Return Performance Plan (“TSR Plan”) would occur. Upon the occurrence of such an event under the TSR Plan, in respect of each target cash award, senior officers would be entitled to an amount equal to the greater of: (i) 100% of the target cash award; or (ii) the sum of (A) the cash award as calculated and pro-rated from the start of the three-year performance to the Change of Control Event based on performance achievements during that period; and (B) 100% of the balance of the target cash award pro-rated from the Change of Control Event to the end of the three-year performance period. The current target cash awards for each of the Named Executive Officers are as follows:

Mr. Evans	$1,588,500	(2004-2007 performance period)
	$1,571,500	(2005-2008 performance period)
	$2,750,000	(2006-2009 performance period)
Mr. Hanley	$483,000	(2004-2007 performance period)
	$939,400	(2005-2008 performance period)
	$1,114,575	(2006-2009 performance period)
Mr. Jacques	$563,500	(2004-2007 performance period)
	$619,300	(2005-2008 performance period)
	$749,500	(2006-2009 performance period)
Mr. McAusland	$690,000	(2004-2007 performance period)
	$698,500	(2005-2008 performance period)
	$749,500	(2006-2009 performance period)
Mrs. Bories	$690,000	(2004-2007 performance period)
	$768,350	(2005-2008 performance period)
	$749,500	(2006-2009 performance period)

Executive Deferred Share Unit Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under the Executive Deferred Share Unit Plan (“EDSU Plan”) would occur. Under the EDSU Plan, if an executive is terminated, retires or dies within 12 months of such a Change of Control Event, the deferred share units held by such executive would be redeemed on the date of the retirement, death or termination for an amount calculated in accordance with the terms of the EDSU Plan. The payment must be made within 12 months of the Change of Control Event.

If an executive retires, dies or is terminated more than 12 months after the Change of Control Event, the deferred share units held by such executive would be redeemable no later than 15 December of the next calendar year following the date of the retirement, death or termination, as elected by the executive.

The cash amount to be paid upon redemption of deferred share units is calculated by multiplying the accumulated balance of deferred share units by the average of the closing prices of the Alcan Common Share on the TSX and NYSE over the 21 consecutive trading days preceding the Change of Control Event.

Director Deferred Share Unit Plan

Were the Rio Tinto Offer to succeed, a “Change of Control Event” under the Alcan Director Deferred Share Unit Plan (“DDSU Plan”) would occur. If a non-executive director retires or dies within 12 months of such a Change of Control Event under the DDSU plan, the deferred share units held by such non-executive director would be redeemed on the date of the retirement or death for an amount calculated in accordance with the terms of the DDSU Plan. The payment must be made within 12 months of the Change of Control Event.

If a non-executive director retires or dies more than 12 months after the Change of Control Event, the deferred share units held by such non-executive director would be redeemable no later than 15 December of the next calendar year following the date of the retirement or death, as elected by the non-executive director.

The cash amount to be paid upon redemption of deferred share units is calculated by multiplying the accumulated balance of deferred share units by the average of the closing prices of Alcan Common Shares on the TSX and NYSE over the five consecutive trading days preceding the Change of Control Event.

Compensation of the Members of the Board’s Strategic Committee

At the meeting of the Board on 13 May 2007, the Board approved the compensation of the members of its Strategic Committee as follows: (i) an attendance fee of $2,000 per meeting attended in person by a member of the Strategic Committee, (ii) an attendance fee of $1,000 per meeting attended by telephone by a member of the Strategic Committee, and (iii) a retainer of $30,000 for the Chairman of the Strategic Committee.

ARRANGEMENTS BETWEEN RIO TINTO, ALCAN
AND THE DIRECTORS AND SENIOR OFFICERS OF ALCAN

Pursuant to the terms of undertakings made by Rio Tinto to Alcan and to the Government of Quebec in connection with the Continuity Agreement entered into between Alcan and the Government of Quebec, Alcan’s current CEO, Mr. Evans, will become chief executive of the combined aluminum product group, Rio Tinto Alcan. In addition, Rio Tinto will add three new members to its board of directors: two non-executive Alcan directors and Mr. Evans as chief executive of Rio Tinto Alcan.

The Continuity Agreement undertakings also provide for the establishment of a Canada Forum, to be comprised in part of the chief executive of Rio Tinto Alcan, Canadian non-executive directors and senior executives based in Canada who may be current Alcan senior officers or directors. Also, Rio Tinto will appoint an advisor from Alcan’s existing group of non-executive directors to assist in relation to business developments in France.

Alcan and Rio Tinto are parties to a Confidentiality Agreement dated 11 April 2007, as subsequently amended on 25 June 2007.

ISSUANCES OF SECURITIES OF ALCAN TO THE DIRECTORS
AND SENIOR OFFICERS OF ALCAN

No Alcan Common Shares or securities convertible into Alcan Common Shares have been issued to the directors and senior officers of Alcan during the two-year period preceding the date of this Directors’ Circular, except as set out in Schedule C.

TRADING IN SECURITIES OF ALCAN

Neither Alcan nor any of the directors, senior officers, affiliates or subsidiaries of Alcan and, to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons’ respective associates, has engaged in any transaction in Alcan Common Shares during the six-month period preceding the date of this Directors’ Circular, except as set out in Schedule D.

SHAREHOLDER RIGHTS PLAN

In 1990, Alcan Shareholders approved a plan (the “Rights Plan”) whereby each Alcan Common Share carries one right to purchase additional Alcan Common Shares. The Rights Plan, with certain amendments, was reconfirmed at the

1995 Alcan Annual Meeting and further amendments were approved at the 1999 Alcan Annual Meeting. The Rights Plan was reconfirmed with no amendments at the 2002 Alcan Annual Meeting, and again reconfirmed for a three-year period with further amendments at the 2005 Alcan Annual Meeting. The Rights Plan was not proposed or implemented in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover. The full text of the Rights Plan is publicly available on www.sec.gov and on www.sedar.com.

The Rio Tinto Offer is a “Permitted Bid” under the terms of the Rights Plan.

OWNERSHIP OF SECURITIES OF RIO TINTO

None of Alcan or the directors or senior officers of Alcan or, to their knowledge after reasonable enquiry, any of their respective associates owns, directly or indirectly, or exercises control or direction over, any securities of Rio Tinto or Rio Tinto Canada.

INTERESTS IN MATERIAL CONTRACTS OF RIO TINTO

None of Alcan or the directors or senior officers of Alcan or, to their knowledge after reasonable enquiry, any of their respective associates has an interest in any material contract to which Rio Tinto Canada or Rio Rinto is a party.

REGULATORY AND GOVERNMENTAL MATTERS

U.S. Antitrust Filings.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Alcan Common Shares pursuant to the Rio Tinto Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the Rio Tinto Offer, the purchase of Alcan Common Shares under the Rio Tinto Offer may not be consummated until the expiration of a 30 calendar day waiting period following the filing by Rio Tinto Canada of a “Notification and Report Form” with respect to the Rio Tinto Offer, unless the Antitrust Division or the FTC grants early termination of such period. The Antitrust Division or the FTC may extend the waiting period of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until the thirtieth day after Rio Tinto has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent.

Rio Tinto Canada has undertaken in the Support Agreement to file any required Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Rio Tinto Offer within 10 calendar days of the Alcan Information Delivery Date.

Exon-Florio Act.  Certain acquisitions of control of US businesses are subject to review and approval by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to the US Defense Production Act of 1950 (“Exon-Florio Act”). The Committee reviews such transactions to determine whether they may threaten to impair the national security of the United States. Such transactions are subject to review during an initial 30-day period, following the date of notification. As applicable, the Committee may then close its investigation or extend the investigation for an additional 45 days, after which it is required to forward a recommendation to the President of the United States.

Rio Tinto Canada will file an application for review pursuant to the Exon-Florio Act as soon as practicable.

Canadian Competition Filings.  Part IX of the Competition Act (Canada) (the “CA”) requires that a pre-merger notification be filed with the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and share acquisitions that exceed an additional voting interest threshold and the applicable waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. Where parties combine by agreement, the parties may choose to file either a short form (a 14-day waiting period) or a long form (a 42-day waiting period). However, if a short form is filed, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction may not be completed until 42 days after the long form is filed. Each party is responsible for filing their respective portion of a short form or long form filing.

The Commissioner has the authority to undertake a substantive competitive review of a transaction, and the Commissioner’s review may take less or more time than the applicable pre-merger notification waiting period. During the course of her review, the Commissioner may apply to the Competition Tribunal to challenge a transaction under Part VIII of the CA and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed, in whole or in part, or in the event of a completed merger order, its dissolution or the disposition of some of the assets or shares involved.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the CA. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the CA with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to challenge the transaction.

The Rio Tinto Offer requires pre-merger notification to the Commissioner under the CA and Rio Tinto Canada’s acquisition of Alcan would be a “merger” for purposes of the merger provisions of the CA and subject to a substantive competition review by the Commissioner. The obligation of Rio Tinto Canada to complete the Rio Tinto Offer is, among other things, subject to the condition that (i) the Canadian Commissioner shall have issued an ARC under Section 102 of the CA in respect of the purchase of the Alcan Common Shares by Rio Tinto, or (ii) the waiting period under Part IX of the CA shall have expired or have been waived in accordance with the CA and the Canadian Commissioner shall have advised Rio Tinto in writing (which advice shall not have been rescinded or amended) that she has determined not to make an application under Part VIII of the CA with respect to the purchase of the Alcan Common Shares by Rio Tinto Canada.

Rio Tinto Canada intends to file a notification with the Commissioner within 21 calendar days of the Alcan Information Delivery Date, and Rio Tinto Canada will apply for an ARC.

Investment Canada Act.  Certain acquisitions of control of Canadian businesses (such as Alcan) by non-Canadians are subject to review under the Investment Canada Act. If an acquisition is reviewable, the acquirer must submit an application for review with prescribed information to Industry Canada and, before the acquisition may be completed, in a case such as this, the Minister of federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of “net benefit to Canada.” The Minister will consult with affected provinces as part of this process. The Minister has an initial 45-day period to make a determination and may extend the period for a further 30 days by giving notice to the prospective acquirer, and thereafter with the consent of the prospective acquirer. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the Minister must send a notice to that effect to the prospective acquirer, and the acquirer has 30 days to make representations and submit undertakings to the Minister in an attempt to change his or her decision.

Rio Tinto Canada has undertaken in the Support Agreement to file an application for review pursuant to the Investment Canada Act within 10 calendar days of the Alcan Information Delivery Date.

EC Merger Regulation.  Under the EC Merger Regulation, certain transactions, including the acquisition of control of Alcan through the purchase of Alcan Common Shares pursuant to the Rio Tinto Offer, may not be consummated unless notification has been given and certain information has been furnished to the European Commission and certain waiting period requirements have been satisfied. Rio Tinto Canada has undertaken to file a “Form CO” notification with the EC for review in connection with the Rio Tinto Offer within 35 calendar days of receipt by Rio Tinto of information from Alcan required, if any, for the filing.

Trade Practices Act (Australia).  Section 50 of the Trade Practices Act (the “TPA”) prohibits an acquisition of shares or assets if it would have the likely effect of substantially lessening competition in a market in Australia. There is no compulsory notification requirement in relation to this prohibition. The relevant regulator, the Australian Competition and Consumer Commission (the “ACCC”), has a voluntary merger clearance process. Under this process, parties to a proposed acquisition seek an assurance from the ACCC that, based on the information provided to it and any relevant undertakings given by any of the parties, it will not oppose the proposed acquisition.

Recent changes to the TPA introduce a process under which parties may apply for formal clearance of a proposed acquisition. Under the new formal clearance process, the ACCC has 40 business days in which to consider the acquisition and determine whether the acquisition would not have the likely effect of substantially lessening competition. The ACCC will be taken to have refused clearance if it does not make a determination within this period (unless extended). Rio Tinto has undertaken in the Support Agreement to make an application to the ACCC for clearance of the Rio Tinto Offer within 7 calendar days of the Alcan Information Delivery Date.

Foreign Acquisitions and Takeovers Act (Australia).  Under the Foreign Acquisitions and Takeovers Act (Australia), an acquirer must notify the Foreign Investment Review Board (“FIRB”) of a proposed acquisition if, among other things, it involves the acquisition by a foreign corporation of an interest of more than 15% in an Australian corporation, and the value of the Australian corporation’s gross assets exceeds certain monetary thresholds or where there is an acquisition of an interest in an Australian urban land corporation. FIRB will consider the proposed acquisition and make a recommendation to the Treasurer of Australia (the “Treasurer”). The Treasurer may make an order prohibiting the proposed acquisition if it is considered to be “contrary to the national interest.” The proposed acquisition may proceed if the Treasurer advises that he does not object to the proposed acquisition, or if a period of 40 days (or longer if extended prior to expiration of that period) elapses from the date on which the acquirer lodged the notice. Rio Tinto Canada has notified FIRB in accordance with this process.

France Foreign Investment Review.  Under French foreign investment rules, an authorization of the French Minister of Economy must be obtained including where there is an acquisition of the control (directly or indirectly) of a company conducting certain activities in France which may be of importance to the national interest. Once the Minister has received the foreign investor application, she must make his decision within two months. The authorization is deemed to be granted if the Minister fails to respond within that period. However, if after receipt of the request, the Minister asks for supplementary information, this two-month period only starts to run from the day of the receipt by the Minister of that information. The Minister can either (i) authorize the foreign investment, (ii) refuse to grant the authorization (for example if the protection of national interest would be compromised as a result of the investment, or if there is a significant presumption that the investor is likely to commit an offence such as terrorism) or (iii) attach to her authorization one or several conditions (such as maintaining certain activities in France, guaranteeing the safety of supply or transferring certain activities to an independent third party).

A request for approval was sent to the relevant services of the French Minister of Economy on the date of the Support Agreement.

Continuity Agreement.  Pursuant to the Continuity Agreement, a prospective acquirer intending to acquire Alcan Common Shares sufficient to allow for the exercise of effective control or direction of Alcan must, prior to completing any such acquisition, demonstrate to the satisfaction first of the Board (subject to subsequent acceptance of the Government of Quebec) that, as a result of the proposed acquisition, there is no reasonable basis to believe that either (i) there will be a diminishment or material risk to Alcan’s positive commitment to the health and prospects of the economy and society of Quebec, or (ii) there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Quebec. Completion of a proposed acquisition having failed to so demonstrate results in the Government of Quebec having the right to cancel or revoke, without compensation or indemnification to Alcan, a number of hydroelectric power sale, water right terms and financing agreements.

Under the Continuity Agreement, the Board must communicate its conclusions to the prospective acquirer within 35 days of initiating its review. If the Board’s determination is positive, the prospective acquirer is to notify the Government of Quebec, providing the Government of Quebec with a copy of the Board’s findings. The Government of Quebec will be deemed to have accepted the Board’s determination if it does not communicate its disagreement within 15 days (which may be extended by the Government of Quebec to 21 days) of such notice.

The Board did make this positive determination and notified Rio Tinto and Rio Tinto notified the Government of Quebec accordingly on 12 July 2007. The Government of Quebec’s response, if any, is expected on or about 9 August 2007.

Other.  In addition to the governmental or regulatory consents or approvals specifically described above, the Rio Tinto Circular notes that other governmental authorities throughout the world claim jurisdiction under competition, antitrust, foreign investment or other laws in respect of certain acquisitions or mergers. A number of these jurisdictions may claim to have jurisdiction over the proposed transaction and Rio Tinto may determine that filings with applicable governmental authorities, or governmental or regulatory consents or approvals, in these jurisdictions, are necessary, proper or advisable in connection with the proposed transaction. In such event, Rio Tinto Canada intends to make such filings and seek such consents or approvals as soon as reasonably practicable.

Rio Tinto and Alcan have agreed pursuant to the Support Agreement to take promptly any and all steps necessary to vacate or lift any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with the European Commission, any competition agency under the laws of any applicable EC member state, the Commissioner, the FTC, the U.S. Department of Justice, the ACCC or other governmental or regulatory authority relating to antitrust or competition law that would have the effect of making the Rio Tinto Offer or any other transaction contemplated under the Support Agreement illegal or otherwise prohibiting or materially delaying their completion.

RIO TINTO SHAREHOLDER APPROVALS

The acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer is subject to the approval of the shareholders of Rio Tinto and Rio Tinto Limited at extraordinary general meetings (collectively, the “Rio Tinto Shareholder Meeting”) to be duly called and held for the purposes of obtaining the approval for the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer by the shareholders of Rio Tinto and Rio Tinto Limited voting as joint electorate and, in the case of Rio Tinto, the sanction by the shareholders of Rio Tinto to the borrowings in order to allow the entering into of the facility agreement dated 12 July 2007 among Rio Tinto, Rio Tinto Canada, Rio Tinto Finance plc, a subsidiary of Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Société Générale, with respect to three term facilities and one revolving facility (including a swingline facility) of up to a total of $40 billion to finance, among other things, the Rio Tinto Offer consideration and other amounts payable in respect of the Rio Tinto Offer.

Rio Tinto has agreed to, as promptly as reasonably practicable after the execution of the Support Agreement, but no later than the date that is eight weeks following the Alcan Information Delivery Date, convene and hold the Rio Tinto Shareholder Meeting. Rio Tinto has undertaken that the Rio Tinto Shareholder Circular be sent to shareholders of Rio Tinto and Rio Tinto Limited will incorporate a unanimous and unqualified recommendation from the board of directors of Rio Tinto and Rio Tinto Limited respectively to vote in favour of the resolutions to be proposed at the Rio Tinto Shareholder Meeting.

Should Rio Tinto’s shareholders and Rio Tinto Limited’s shareholders not approve the acquisition of the Alcan Common Shares pursuant to the Rio Tinto Offer at the Rio Tinto Shareholder Meeting in accordance with the Articles of Association of Rio Tinto and the Constitution of Rio Tinto Limited, Rio Tinto Canada will have the right, but not the obligation, to withdraw or terminate the Rio Tinto Offer (or amend the Rio Tinto Offer to postpone taking up and paying for any Alcan Common Shares deposited under the Rio Tinto Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Rio Tinto Offer is open.

MATERIAL CHANGES

The directors and senior officers of Alcan are not aware of any other information that indicates any material change in the affairs of Alcan since 31 March 2007, the date of the last published unaudited interim financial statements of Alcan, except as described herein.

OTHER INFORMATION

As announced on 12 July 2007, following the completion of the Rio Tinto Offer, Rio Tinto and Alcan intend to divest Alcan’s Packaging business group.

Except as disclosed in this Directors’ Circular, no information is known to the directors of Alcan that would reasonably be expected to affect the decision of the holders of Alcan Common Shares to accept or reject the Rio Tinto Offer.

OTHER MATTERS

The principal office of Alcan is located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2 (telephone: (514) 848-8000). The registered office of Rio Tinto plc is located at 6 St James’s Square, London, England SW1Y 4LD (telephone: +44 20 7930 2399). Rio Tinto Canada’s registered office is located at Suite 1800, 770 Sherbrooke Street West, Montréal, Québec, Canada H3A 1G1 (telephone: (514) 288-8400).

This document will be filed with the SEC as an exhibit to Alcan’s Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders are advised to read this Directors’ Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/Recommendation Statement on Schedule 14D-9 are, and any other documents filed by Alcan in connection with the Rio Tinto Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Alcan at www.alcan.com or from the information agents at their addresses and telephone numbers as set forth on the back cover of this Directors’ Circular.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

Morgan Stanley was retained to render financial advisory services to the Board in connection with the analysis and consideration of, and response to, the Alcoa Offer. Under the terms of the engagement, Morgan Stanley also provided financial advisory services in connection with the Board’s consideration of the Rio Tinto Offer. Alcan will pay Morgan Stanley reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Alcan has agreed to indemnify Morgan Stanley and certain related parties against certain liabilities arising out of or in connection with their engagement.

UBS was retained to render financial advisory services to the Strategic Committee in connection with the analysis and consideration of the Alcoa Offer and the consideration of Alcan’s strategies and alternatives. Alcan will pay UBS reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Alcan has agreed to indemnify UBS and certain related parties against certain liabilities arising out of or in connection with its engagement.

Alcan has also retained JPMorgan and RBC Capital Markets as additional financial advisors. Alcan will pay each of JPMorgan and RBC Capital Markets reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Alcan has agreed to indemnify each of JPMorgan, RBC Capital Markets and certain related parties against certain liabilities arising out of or in connection with its engagement. JPMorgan or one of its affiliates may provide a portion of the financing to Rio Tinto that will be used to pay the Rio Tinto Offer consideration, for which it would expect to receive customary compensation.

Alcan has retained Georgeson Shareholder and Innisfree M&A to assist it in connection with Alcan’s communications with Shareholders with respect to the Rio Tinto Offer. Each of Georgeson Shareholder and Innisfree M&A will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. Alcan has agreed to indemnify each of Georgeson Shareholder and Innisfree M&A against certain liabilities arising out of or in connection with the engagement.

Except as set forth above, neither Alcan nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Alcan Shareholders in connection with the Rio Tinto Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Alcan with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS’ APPROVAL

The contents of this Directors’ Circular have been approved and the delivery thereof has been authorized by the Board.

CONSENT OF FINANCIAL ADVISORS

We hereby consent to the reference to our opinion, dated 11 July 2007, in the circular of the Board of Directors of Alcan Inc., dated 24 July 2007 (the circular and the Solicitation/Recommendation Statement on Schedule 14D-9 to which the circular is attached as an exhibit being referred to as the “Circular”), under the captions “Summary”, “Reasons for the Board’s Recommendation”, “Background to the Offer”, “Fairness Opinions” and “Persons or Assets Employed, Compensated or Used” and to the inclusion of the foregoing opinion in the Circular.

24 July 2007                       Morgan Stanley & Co. Incorporated

(Signed)	Brian Healy
Executive Director

We hereby consent to the reference to our opinion, dated 11 July 2007, in the circular of the Board of Directors of Alcan Inc., dated 24 July 2007 (the circular and the Solicitation/Recommendation Statement on Schedule 14D-9 to which the circular is attached as an exhibit being referred to as the “Circular”), under the captions “Summary”, “Reasons for the Board’s Recommendation”, “Background to the Offer”, “Fairness Opinions” and “Persons or Assets Employed, Compensated or Used” and to the inclusion of the foregoing opinion in the Circular.

24 July 2007                       J.P. Morgan Securities Inc.

(Signed)	J.P. Morgan Securities Inc.

We hereby consent to the reference to our opinion, dated 11 July 2007, in the circular of the Board of Directors of Alcan Inc., dated 24 July 2007 (the circular and the Solicitation/Recommendation Statement on Schedule 14D-9 to which the circular is attached as an exhibit being referred to as the “Circular”), under the captions “Summary”, “Reasons for the Board’s Recommendation”, “Background to the Offer”, “Fairness Opinions” and “Persons or Assets Employed, Compensated or Used” and to the inclusion of the foregoing opinion in the Circular.

24 July 2007                       RBC Dominion Securities Inc.

(Signed)	RBC Dominion Securities Inc.

We hereby consent to the reference to our opinion, dated 11 July 2007, in the circular of the Board of Directors of Alcan Inc., dated 24 July 2007 (the circular and the Solicitation/Recommendation Statement on Schedule 14D-9 to which the circular is attached as an exhibit being referred to as the “Circular”), under the captions “Summary”, “Reasons for the Board’s Recommendation”, “Background to the Offer”, “Fairness Opinions” and “Persons or Assets Employed, Compensated or Used” and to the inclusion of the foregoing opinion in the Circular.

24 July 2007                       UBS Securities Canada Inc.

(Signed)	UBS Securities Canada Inc.

CERTIFICATE

DATED:  24 July 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Rio Tinto Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) L. Yves Fortier Chairman of the Board	(Signed) Paul M. Tellier Chairman of the Strategic Committee of the Board

SCHEDULE A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Directors’ Circular:

“ACCC” has the meaning set forth under “Regulatory and Governmental Matters”;

“Acquisition Proposal” has the meaning set forth under “Support Agreement”;

“AESOP” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Alcan” means Alcan Inc., a corporation organized under the laws of Canada;

“Alcan Common Shares” means the common shares of Alcan, together with the associated rights issued and outstanding under Alcan’s Rights Plan;

“Alcan Information Delivery Date” means, in the case of any Competition Clearances (as such term is defined in the Support Agreement), Foreign Investment Review Clearances (as such term is defined in the Support Agreement) and the Rio Tinto Shareholder Meeting, the date that information concerning Alcan required for the completion of a particular regulatory filing or communication or other document in connection therewith has been given with sufficient particularity to properly complete the filing of the document or, in the case of the Rio Tinto Circular, information concerning Alcan required for the preparation of the document for lodging with the UK Listing Authority for final approval;

“Alcan Shareholders” or “Shareholders” means the holders of Alcan Common Shares;

“Alcan Termination Payment” has the meaning set forth under “Support Agreement”;

“Antitrust Division” has the meaning set forth under “Regulatory and Governmental Matters”;

“ARC” has the meaning set forth under “Regulatory and Governmental Matters”;

“Alcoa” means Alcoa Inc., a Pennsylvania corporation;

“Alcoa Offer” means the offer commenced by Alcoa on 8 May 2007, to purchase all of the outstanding Alcan Common Shares; the Alcoa Offer has since been withdrawn;

“Alcoa Shares” means the common stock of Alcoa Inc., par value $1.00 per share;

“Board” means the board of directors of Alcan;

“CA” has the meaning set forth under “Regulatory and Governmental Matters”;

“CBCA” means the Canada Business Corporations Act, as amended;

“Change in Rio Tinto Recommendation” has the meaning set forth under “Support Agreement”;

“Change of Control Agreement” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Class 1 Transaction” means a “Class 1 transaction” as defined in the Listing Rules;

“Class C Preference Shares” means the Floating Rate Cumulative Redeemable Preference Shares, Series C, 1984 Issue and 1985 Issue in the share capital of Alcan;

“Class E Preference Shares” means the Cumulative Redeemable Preference Shares, Series E, in the share capital of Alcan;

“Commissioner” has the meaning set forth under “Regulatory and Governmental Matters”;

“Compulsory Acquisition” has the meaning set forth under “Support Agreement”;

“Confidentiality Agreement” means the confidentiality agreement dated 11 April 2007 between Alcan and Rio Tinto, as subsequently amended;

“Continuity Agreement” means the Continuity Agreement, dated as of 13 December 2006, between Alcan and the Government of Quebec;

“CSAs” means the Canadian provincial securities regulatory authorities;

“DDSU Plan” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Directors’ Circular” means this directors’ circular;

“EDSU Plan” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Effective Time” means the time of the appointment or election to the Board of persons designated by Rio Tinto who represent a majority of the directors of Alcan;

“FIRB” has the meaning set forth under “Regulatory and Governmental Matters”;

“French RSU Plan” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“FTC” has the meaning set forth under “Regulatory and Governmental Matters”;

“HSR Act” has the meaning set forth under “Regulatory and Governmental Matters”;

“Implied Offer Price of the Alcoa Offer” as on a particular date, means the amount that is equal to (i) $58.60 plus (ii) 0.4108 multiplied by the closing price of the Alcoa Shares as on that date on the NYSE;

“JPMorgan” means J.P. Morgan Securities Inc.;

“Liquidity Agreement” means the Liquidity Agreement dated 17 November 2003, between Pechiney, Alcan and the beneficiaries of the Pechiney Options;

“Listing Rules” means the listing rules made by the Financial Services Authority in the United Kingdom under Part VI of the Financial Services and Markets Act 2000, as amended;

“Material Adverse Effect” has the meaning set forth under “Support Agreement”;

“Morgan Stanley” means Morgan Stanley & Co. Incorporated;

“Named Executive Officers” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Notice Date” has the meaning set forth under “Support Agreement”;

“NYSE” means the New York Stock Exchange;

“Offeror Percentage” has the meaning set forth under “Support Agreement”;

“Options” means options to acquire Alcan Common Shares, together with the Pechiney Options;

“Other Clearances” has the meaning set forth under “Support Agreement”;

“Pechiney” means Pechiney, a subsidiary of Alcan following its acquisition in 2003, now known as Alcan France S.A.S.;

“Pechiney Options” means options to purchase shares of Pechiney;

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Rights Plan” means the Shareholder Rights Plan Agreement, made as of 14 December 1989, amended on 8 February 1990 and 5 March 1990, approved by the Shareholders on 26 April 1990, amended and restated on 2 March 1995 and 24 April 1995, reconfirmed by the Shareholders on 27 April 1995, amended and restated on 22 April 1999, reconfirmed by the Shareholders on 22 April 2002 and amended on 28 April 2005, between Alcan and CIBC Mellon Trust Company, as rights agent;

“Rio Tinto” means Rio Tinto plc;

“Rio Tinto Canada” means Rio Tinto Canada Holding Inc., a corporation organized under the laws of Canada and an indirect wholly-owned subsidiary of Rio Tinto plc;

“Rio Tinto Circular” has the meaning set forth under “Directors’ Circular”;

“Rio Tinto Offer” has the meaning set forth under “Directors’ Circular”;

“Rio Tinto Shareholder Circular” means together the circular to be sent to the shareholders of Rio Tinto and of Rio Tinto Limited in relation to the seeking of approval of the Rio Tinto Offer by the shareholders of Rio Tinto and of Rio Tinto Limited and which, in relation to the circular to be sent to the shareholders of Rio Tinto, constitutes a Class 1 Circular prepared in accordance with the Listing Rules;

“Rio Tinto Shareholder Meeting” has the meaning set forth under “Rio Tinto Shareholder Approvals”;

“Rio Tinto Termination Payment” has the meaning set forth under “Support Agreement”;

“RSUs” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“SEC” means the United States Securities and Exchange Commission;

“senior officer” has the meaning assigned to it in the Securities Act (Ontario);

“SPAU Plan” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“Strategic Committee” means the strategic committee of the Board formed on 13 May 2007;

“Subsequent Acquisition Transaction” has the meaning set forth under “Support Agreement”;

“Superior Proposal” has the meaning set forth under “Support Agreement”;

“Support Agreement” means the support agreement dated 12 July 2007 among Alcan, Rio Tinto Canada and Rio Tinto as amended on 20 July 2007 with effect as of 12 July 2007;

“TPA” has the meaning set forth under “Regulatory and Governmental Matters”;

“Treasurer” has the meaning set forth under “Regulatory and Governmental Matters”;

“TSR Plan” has the meaning set forth under “Arrangements between Alcan and its Directors and Senior Officers”;

“TSX” means the Toronto Stock Exchange; and

“UBS” means UBS Securities Canada Inc.

SCHEDULE B

OPINIONS OF FINANCIAL ADVISORS

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July 11, 2007

Board of Directors
Alcan Inc.
1188 Sherbrooke Street
West Montreal, QC H3A 3G2
Canada

Members of the Board of Directors:

We understand that Alcan Inc. (“Alcan” or the “Company”) on the one hand and Rio Tinto plc (the “Parent”) and Rio Tinto Canada Holding Inc. on the other hand (the “Offeror” and, together with the Parent, “Rio Tinto”) propose to enter into a Support Agreement (the “Support Agreement”), substantially in the form of the draft dated July 11, 2007, which provides for, among other things, (i) the commencement by the Offeror of an offer to purchase all of the outstanding common shares of Alcan (the “Alcan Shares”) for $101.00 in cash per Alcan Share (the “Offer”), and (ii) the acquisition of any Alcan Shares not acquired by the Offeror in connection with the Offer pursuant to a Compulsory Acquisition (as defined in the Support Agreement) or pursuant to a Subsequent Acquisition Transaction (as defined in the Support Agreement) (the Offer, together with either a Compulsory Acquisition or a Subsequent Acquisition Transaction, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Support Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of the Alcan Shares pursuant to the Support Agreement is fair from a financial point of view to such holders (other than Rio Tinto).

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company with the management of the Company;

v)	reviewed the reported prices and trading activity for the Alcan Shares;

vi)	compared the financial performance of the Company and the prices and trading activity of Alcan Shares with that of certain other comparable publicly traded companies and their securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations among representatives of the Company and Rio Tinto and their financial and legal advisors;

ix)	reviewed the Support Agreement, drafts of the commitment letters and credit facility documentation relating to the debt financing to be obtained by Rio Tinto dated July 10, 2007 (the “Financing Commitments”) and certain related documents; and

x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Support Agreement without any material waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the completion of the Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may effect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transaction. In the past we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Rio Tinto and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Rio Tinto, the Company or any other company, or currency or commodity, that may be involved in this Transaction.

It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission, the Canadian Securities Administrators and other governmental or self-regulatory authorities or stock exchanges in connection with the Offer if such inclusion is required by applicable law or the regulations of any such authority or exchange. In addition, we express no opinion or recommendation as to whether shareholders of the Company should tender their shares in connection with the Offer, or take any other action with respect to the Transaction.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the Alcan Shares pursuant to the Support Agreement is fair from a financial point of view to such holders (other than Rio Tinto).

Very truly yours,

Morgan Stanley & Co. Incorporated

By:	/s/ Brian Healy Brian Healy Executive Director

July 11, 2007

The Board of Directors
Alcan Inc.
1188 Sherbrooke Street
West Montreal, Quebec H3A 3G2
Canada

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares (the “Shares”), of Alcan Inc. (the “Company”) of the Consideration (defined below) to be received by such holders in the proposed Transaction (defined below). Pursuant to the Support Agreement (the “Agreement”), among the Company, Rio Tinto plc and Rio Tinto Canada Holding Inc., a wholly-owned subsidiary of Rio Tinto plc (collectively, “Rio Tinto”), Rio Tinto will, among other things, commence an offer (the “Offer”) to purchase all of the outstanding Shares for a purchase price of $101.00 per Share in cash (the “Consideration”). The Agreement further provides that if the Offer is completed, Rio Tinto intends to acquire any Shares not tendered in the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction (as each such term is defined in the Agreement) (such acquisition, collectively with the Offer, is referred to as the “Transaction”).

In arriving at our opinion, we have (i) reviewed a draft dated July 11, 2007 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or Rio Tinto or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Rio Tinto under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement (including the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable) will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and Rio Tinto in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all

J.P. Morgan Securities Inc. ●  277 Park Avenue, New York, NY, 10172

material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

We understand that the Company solicited indications of interest from certain parties with respect to the sale of the Company, and we note that we did not contact any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we served as a joint bookrunner in connection with the Company’s note offerings in May 2005, and advised the Company on the divestiture of its North American Plastic Bottle business in February 2006. Two employees of our affiliates, including an employee of JPMorgan Cazenove, serve as directors of Rio Tinto. In addition, JPMorgan Cazenove acts as a corporate broker to Rio Tinto in the United Kingdom and we and our affiliates have performed in the past, and may continue to perform, certain services for Rio Tinto and its affiliates, all for customary compensation. In this regard, JPMorgan or one of its affiliates may provide a portion of the financing to Rio Tinto that will be used to pay the consideration, for which it would expect to receive customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Rio Tinto for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Shares in the proposed Transaction is fair, from a financial point of view, to such holders (other than Rio Tinto).

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether any shareholder of the Company should tender any Shares pursuant to the Offer or as to how any such shareholder should vote on any matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that this opinion may be reproduced in full as an annex to any directors circular mailed to shareholders of the Company or to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Offer.

Very truly yours,

/s/ J.P. Morgan Securities Inc.
J.P. MORGAN SECURITIES INC.

July 11, 2007

The Board of Directors
Alcan Inc.
1188 Sherbrooke Street
West Montreal, Quebec H3A 3G2

To the Board of Directors:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Alcan Inc. (the “Company”), Rio Tinto plc (“Rio Tinto”) and Rio Tinto Canada Holdings Inc. (the “Offeror”), a wholly-owned subsidiary of Rio Tinto, propose to enter into an agreement to be dated July 12, 2007 (the “Support Agreement”) pursuant to which Rio Tinto, through the Offeror, has agreed to offer to purchase (the “Offer”) all of the outstanding common shares (the “Shares”) of the Company at a price of US$101.00 in cash per Share. The terms of the Offer will be more fully described in a take-over bid circular which will be mailed to holders of Shares in connection with the Offer.

The Company has retained RBC to provide advice and assistance to the board of directors (the “Board”) of the Company in evaluating the Offer, including the preparation and delivery to the Board of RBC’s opinion as to the fairness, from a financial point of view, to the holders of Shares other than Rio Tinto and the Offeror (the “Shareholders”) of the consideration to be received by the Shareholders under the Offer (the “Fairness Opinion”). RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in May 2007, and RBC was formally engaged by the Company through an agreement between the Company and RBC dated May 17, 2007 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the directors’ circular to be mailed to holders of Shares in connection with the Offer and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Rio Tinto or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Rio Tinto or the Offer.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated July 11, 2007, of the Support Agreement;

2.	the director’s circular of the Company dated May 22, 2007 recommending rejection of the take-over bid of Alcoa Inc. dated May 7, 2007 (the “Alcoa Offer”);

3.	the take-over bid circular dated May 7, 2007 relating to the Alcoa Offer;

4.	audited financial statements of the Company for each of the three years ended December 31, 2004, 2005 and 2006;

5.	the unaudited interim report on Form 10-Q of the Company for the three months ended March 31, 2007;

6.	the annual report on Form 10-K of the Company for each of the two years ended December 31, 2005 and 2006;

7.	the Notice of Annual Meeting of Shareholders and Proxy Circular of the Company for each of the two years ended December 31, 2005 and 2006;

8.	unaudited projected financial statements for the Company on a consolidated basis and segmented by division prepared by management of the Company;

9.	the Continuity Agreement dated December 13, 2006 between the Company and the Government of Quebec;

10.	discussions with senior management of the Company;

11.	discussions with the Company’s legal counsel;

12.	publicly available information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

13.	publicly available information with respect to other transactions of a comparable nature considered by us to be relevant;

14.	publicly available information regarding the global mining, packaging and engineered products industries;

15.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As RBC did not meet with the auditors of the Company, RBC has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information in all respects material to the Fairness Opinion. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided by an officer or employee of the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents orally or in writing to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change in the financial condition, assets, liabilities (contingent or otherwise), business or results of operations of the Company and its subsidiaries and material joint ventures, taken as a whole, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Offer will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offer.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender their Shares to the Offer.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be received by the Shareholders under the Offer is fair from a financial point of view to the Shareholders.

Yours very truly,

/s/ RBC Dominion Securities Inc.
RBC DOMINION SECURITIES INC.

July 11, 2007

The Strategic Committee of the Board of Directors
  and the Board of Directors
Alcan Inc.
1188 Sherbrooke Street West
Montreal, QC H3A 3G2
Canada

To the Strategic Committee of the Board of Directors and the Board of Directors:

We understand that Alcan Inc. (the “Company”), is considering a transaction whereby Rio Tinto plc (“Rio Tinto”) (together with Rio Tinto Canada Holdings Inc. , the “Offeror”), will acquire all of the issued and outstanding common shares (the “Shares”) of the Company. Pursuant to the terms of a support agreement draft dated July 11, 2007 (the “Support Agreement”), to be entered into between the Offeror and the Company, the Offeror will make an offer to purchase all of the outstanding Shares at a price of US$101 (the “Consideration”) for each Share (the “Offer”). The terms and conditions of the Offer are set forth in the Support Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than the Offeror) of the Consideration to be received by such holders in the Offer.

UBS Securities Canada Inc. (together with certain of its affiliates, “UBS”) has acted as financial advisor to the Strategic Committee and to the Company in connection with the Offer and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, UBS or an affiliate is a participant in a credit facility of the Company for which it has received and continues to receive fees and interest payments and UBS or an affiliate is a participant in a credit facility of Rio Tinto for which it has received and continues to receive fees and interest payments. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and/or the Offeror and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to recommend acceptance of the Offer. Our opinion does not constitute a recommendation to any holder of Shares as to whether or not to accept the Offer or how to otherwise act with respect to the Offer. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Offer, the Support Agreement or any related documents or the form of the Offer. You have not requested that we provide a formal valuation (as defined in Ontario Securities Commission Rule 61-501) of the Company or of any of its respective securities or assets, and our opinion should not be construed as such. We also express no opinion as to the price at which Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Support Agreement does not differ in any material respect from the draft that we have reviewed, (ii) the Offeror and the Company will comply with all the material terms of the Support Agreement; and (iii) the Offer will be consummated in accordance with the terms of the Support Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any material adverse effect on the Company or the Offer.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Shares; (vii) reviewed the Support Agreement; (viii) reviewed a certificate (the “Company Certificate”) dated the date hereof from certain senior officers of the Company regarding certain matters; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate. While we have not been authorized to solicit, and have not solicited, indications of interest with regards to a transaction with the Company from any party, representatives of the Company have disclosed to us, and we have taken into account for purposes of our opinion, that such indications have been solicited from third parties on behalf of the Company, and are generally aware of the nature of the discussions with certain of these parties held prior to the date hereof regarding such a transaction.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares (other than the Offeror) in the Offer is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Strategic Committee of the Board of Directors and the Board of Directors in connection with, and for the purpose of, their evaluation of the Offer. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion of which we may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, we reserve the right to change (but have no obligation to), modify or withdraw this opinion.

Very truly yours,

/s/ UBS Securities Canada Inc.
UBS Securities Canada Inc.

SCHEDULE C

ISSUANCES OF SECURITIES OF ALCAN

Alcan Common Shares

		No. of Common(1)	Price per
Name	Nature of Issue	Shares Issued	Common Share(2)	Date Issued

Christel Bories	Exercise of Option	63,770	€ 29.07	24 February 2006
	Exercise of Option	46,134	38.26	23 February 2007
Pierre Chenard	Exercise of Option	2,281	40.86	10 May 2006
	Exercise of Option	5,588	34.04	10 May 2006
	Exercise of Option	6,667	38.26	10 May 2006
Corey Copeland	Exercise of Option	3,533	38.26	23 May 2006
Jacynthe Côté	Exercise of Option	855	42.40	7 February 2007
	Exercise of Option	2,000	38.26	15 February 2007
	Exercise of Option	2,510	34.04	16 February 2007
	Exercise of Option	1,500	34.04	16 February 2007
Richard B. Evans	Exercise of Option	11,404	42.40	10 May 2006
	Exercise of Option	35,000	34.04	11 May 2006
	Exercise of Option	7,603	37.44	11 May 2006
	Exercise of Option	3,801	38.50	11 May 2006
	Exercise of Option	20,000	39.84	16 May 2006
	Exercise of Option	38,160	39.84	17 May 2006
	Exercise of Option	3,801	37.44	13 March 2007
Michael Hanley	Exercise of Option	2,433	40.86	8 May 2006
	Exercise of Option	35,238	34.04	8 May 2006
	Exercise of Option	56,400	38.26	8 May 2006
	Exercise of Option	10,492	46.16	10 May 2006
	Exercise of Option	2,433	40.86	15 May 2006
Rhodri Harries	Exercise of Option	11,404	47.97	21 February 2007
	Exercise of Option	9,667	38.26	21 February 2007
Michel Jacques	Exercise of Option	1,483	35.87	26 September 2005
	Exercise of Option	1,939	36.49	11 May 2006
	Exercise of Option	4,562	42.40	22 February 2007
David L. McAusland	Exercise of Option	11,404	40.49	10 May 2006
	Exercise of Option	19,387	39.84	10 May 2006
	Exercise of Option	7,603	40.86	10 May 2006
	Exercise of Option	12,500	40.67	19 May 2006
	Exercise of Option	7,600	40.86	19 May 2006
	Exercise of Option	45	40.67	7 March 2007
	Exercise of Option	36,949	34.04	7 March 2007
	Exercise of Option	10,948	46.16	7 March 2007

C-1

		No. of Common(1)	Price per
Name	Nature of Issue	Shares Issued	Common Share(2)	Date Issued

Roy Millington	Exercise of Option	570	40.67	9 May 2006
	Exercise of Option	1,976	34.04	9 May 2006
	Exercise of Option	2,933	38.26	11 May 2006
Cesidio Ricci	Exercise of Option	821	40.86	15 May 2006

(1)	The Rights Plan was reconfirmed at the Alcan Annual Meeting of the Shareholders on 28 April 2005. Under the Rights Plan, one right is issued in respect of each Alcan Common Share outstanding from time to time, including those held by directors and senior officers of the Alcan.

(2)	In Canadian dollars unless otherwise noted.

Options

	No. of Options	Exercise Price
Name	Granted	in CDN$	Date Granted	Expiry Date

Christel Bories	69,200	38.26	21 September 2005	21 September 2015
Pierre Chenard	10,000	38.26	21 September 2005	21 September 2015
Corey Copeland	5,300	38.26	21 September 2005	21 September 2015
Jacynthe Côté	41,600	38.26	21 September 2005	21 September 2015
Richard B. Evans	5,702	38.50	30 May 2005	5 October 2008
	141,500	38.26	21 September 2005	21 September 2015
	167,250	49.59	13 March 2006	13 March 2016
Ilene Gordon	17,400	38.26	21 September 2005	21 September 2015
Michael Hanley	84,600	38.26	21 September 2005	21 September 2015
Rhodri Harries	14,500	38.26	21 September 2005	21 September 2015
David L. McAusland	62,900	38.26	21 September 2005	21 September 2015
Roy Millington	4,400	38.26	21 September 2005	21 September 2015

C-2

SCHEDULE D

TRADING IN COMMON SHARES OF ALCAN

Name	Nature of Trade(1)	Date of Trade	No. of Securities	Price per Security(2)

Christel Bories	Exercise of Option & Sale of Underlying Shares	23 February 2007	46,134	63.55
Jacynthe Côté	Exercise of Option & Sale of Underlying Shares	7 February 2007	855	61.00
	Exercise of Option & Sale of Underlying Shares	15 February 2007	2,000	61.65
	Exercise of Option & Sale of Underlying Shares	16 February 2007	2,510	63.20
	Exercise of Option & Sale of Underlying Shares	16 February 2007	1,500	64.00
Richard B. Evans	Exercise of Option & Sale of Underlying Shares	13 March 2007	3,801	62.70
Rhodri Harries	Exercise of Option & Sale of Underlying Shares	21 February 2007	11,404	63.53
	Exercise of Option & Sale of Underlying Shares	21 February 2007	9,667	63.77
Michel Jacques	Exercise of Option & Sale of Underlying Shares	22 February 2007	4,562	63.46
David L. McAusland	Exercise of Option & Sale of Underlying Shares	7 March 2007	45	62.04
	Exercise of Option & Sale of Underlying Shares	7 March 2007	36,949	61.86
	Exercise of Option & Sale of Underlying Shares	7 March 2007	10,948	61.30

(1)	All sales were effected in the open market.

(2)	In Canadian dollars unless otherwise noted.

D-1

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